Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

OLAPLEX HOLDINGS, INC.,

HENKEL US OPERATIONS CORPORATION

and

MARGOT ACQUISITION MERGER SUB, INC.

Dated as of March 26, 2026

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ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		32

4.1	Corporate Organization	32
4.2	Authority, Execution and Delivery; Enforceability	33
4.3	No Conflicts	33
4.4	Litigation	34
4.5	Financing	34
4.6	Information Supplied	34
4.7	Ownership of Company Capital Stock	34
4.8	Ownership of Merger Sub	34
4.9	Brokers	35
4.10	No Other Representations and Warranties	35

ARTICLE 5 COVENANTS		35

5.1	Conduct of Business by the Company Pending the Closing	35
5.2	Access to Information; Confidentiality	39
5.3	Treatment of Acquisition Proposals	40
5.4	Written Consent; Preparation of Information Statement	44
5.5	Appropriate Action; Consents; Filings	45
5.6	Certain Notices	47
5.7	Public Announcements	48
5.8	Employee Benefit Matters	48
5.9	Indemnification	49
5.10	Takeover Statutes	51
5.11	Section 16 Matters	51
5.12	Stockholder Litigation	51
5.13	Stock Exchange Delisting	52
5.14	Director Resignations	52
5.15	FIRPTA Certificate	52
5.16	Payoff Letters	53
5.17	No Control of Other Party’s Business	53

ARTICLE 6 CONDITIONS TO CONSUMMATION OF THE MERGER		53

6.1	Conditions to Obligations of Each Party	53
6.2	Conditions to Obligations of the Company	54
6.3	Conditions to Obligations of Parent and Merger Sub	54

ARTICLE 7 TERMINATION, AMENDMENT AND WAIVER		55

7.1	Termination	55
7.2	Effect of Termination	56
7.3	Company Termination Fee	57
7.4	Amendment	57
7.5	Waiver	58

ii

ARTICLE 8 GENERAL PROVISIONS		58

8.1	Non-Survival of Representations and Warranties	58
8.2	Fees and Expenses	58
8.3	Notices	58
8.4	Certain Definitions	59
8.5	Terms Defined Elsewhere	68
8.6	Headings	70
8.7	Severability	70
8.8	Entire Agreement	70
8.9	Assignment	70
8.10	No Third-Party Beneficiaries	71
8.11	Mutual Drafting; Interpretation	71
8.12	Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury	72
8.13	Counterparts	73
8.14	Specific Performance	73

Exhibit A	Form of Written Consent
Exhibit B	Form of Certificate of Incorporation of Surviving Corporation
Exhibit C	Form of Bylaws of Surviving Corporation

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of March 26, 2026 (this “Agreement”), is made by and among OLAPLEX HOLDINGS, INC., a Delaware corporation (the “Company”), HENKEL US OPERATIONS CORPORATION, a Delaware corporation (“Parent”) and MARGOT ACQUISITION MERGER SUB, INC., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”). All capitalized terms used in this Agreement shall have the meanings assigned to such terms in Section 8.4 or as otherwise defined elsewhere in this Agreement unless the context clearly indicates otherwise.

RECITALS

A. The Company, Parent and Merger Sub desire to effect the merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation and a wholly owned Subsidiary of Parent (the “Merger”) on the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), pursuant to which, except as otherwise provided in Article 2, each share (a “Share” and collectively, the “Shares”) of common stock, par value $0.001 per share, of the Company (the “Common Stock”) shall be converted into the right to receive the Merger Consideration.

B. The Board of Directors of the Company (the “Company Board”) has unanimously (i) determined that this Agreement and the Merger and the other transactions contemplated hereby (collectively, the “Transactions”) are advisable, fair to and in the best interests of the Company and its stockholders (the “Company Stockholders”), (ii) approved, adopted and declared advisable the entrance into and execution and delivery of this Agreement and the Transactions, (iii) directed that this Agreement be submitted to the Company Stockholders for its adoption and (iv) recommended that the Company Stockholders adopt this Agreement.

C. As a condition and material inducement to Parent to enter into this Agreement, the Company has agreed to use reasonable best efforts to obtain the Written Consent from certain stockholders of the Company, including the Principal Stockholders, pursuant to which, among other things, such holders will approve and adopt this Agreement in accordance with the DGCL as more particularly set forth herein.

D. The Board of Directors of Merger Sub has, upon the terms and subject to the conditions set forth herein, approved and declared it advisable for Merger Sub to enter into this Agreement and consummate the Transactions.

E. The Board of Directors of Parent has, upon the terms and subject to the conditions set forth herein, approved this Agreement and the Transactions, including the Merger, and Parent, as the sole stockholder of Merger Sub, has duly executed and delivered to Merger Sub and the Company a written consent, to be effective by its terms immediately following execution of this Agreement, adopting this Agreement.

F. Concurrently with the execution and delivery of this Agreement, the Company and certain parties to the Tax Receivable Agreement are entering into an amendment to such agreement, including a waiver of certain rights thereunder (the “TRA Waiver and Amendment” ).

G. Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing, and the covenants, premises, representations and warranties and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the parties to this Agreement agree as follows:

ARTICLE 1

THE MERGER

1.1 The Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”) and a wholly owned Subsidiary of Parent. The Merger shall be effected pursuant to the DGCL and shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all of the debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

(b) At the Effective Time, by virtue of the Merger and without the necessity of further action by the Company or any other Person, the certificate of incorporation of the Surviving Corporation shall be amended so as to read in its entirety in the form set forth as Exhibit B hereto, and as so amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law (subject to Section 5.9). In addition, the Company and the Surviving Corporation shall take all necessary action such that, at the Effective Time, the bylaws of the Surviving Corporation shall be amended so as to read in its entirety in the form set forth as Exhibit C hereto, and as so amended shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law (subject to Section 5.9).

(c) At the Effective Time, by virtue of the Merger and without the necessity of further action by the Company or any other Person, the directors of Merger Sub immediately prior to the Effective Time or such other individuals designated by Parent as of the Effective Time shall be appointed as the directors of the Surviving Corporation, each to hold office, from and after the Effective Time, in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation. The officers of the Company immediately prior to the Effective Time, from and after the Effective Time, shall continue as the officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

(d) If, at any time after the Effective Time, the Surviving Corporation shall determine, in its sole discretion, or shall be advised, that any deeds, bills of sale, instruments of conveyance, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, instruments of conveyance, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

1.2 Closing and Effective Time of the Merger. The closing of the Merger (the “Closing”) will take place at 8:00 a.m., New York City time, on the third (3rd) Business Day after satisfaction or waiver of all of the applicable conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at the Closing), via electronic exchange of documents and signature pages unless another time, date or place is agreed to in writing by the parties hereto. The date on which the Closing actually occurs is referred to as the “Closing Date.” On the Closing Date, or on such other date as Parent and the Company may mutually agree, the parties shall cause a certificate of merger in customary form and substance (the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings required under the DGCL to consummate the Merger. The Merger shall become effective at the time the Certificate of Merger shall have been duly filed with the Secretary of State of the State of Delaware, or such later date and time as is agreed upon by the parties and specified in the Certificate of Merger (such date and time at which the Merger becomes effective hereinafter referred to as the “Effective Time”).

ARTICLE 2

CONVERSION OF SECURITIES IN THE MERGER

2.1 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities:

(a) Conversion of Shares. Each Share issued and outstanding immediately prior to the Effective Time, other than Shares to be cancelled or converted pursuant to Section 2.1(b) and other than Dissenting Shares, shall be converted automatically into the right to receive $2.06 per Share (the “Merger Consideration”), payable net to the holder in cash, without interest, subject to any withholding of Taxes required by applicable Law as provided in Section 2.5, upon surrender of the Certificates or Book-Entry Shares in accordance with Section 2.2. As of the Effective Time, all such Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and shall thereafter represent only the right to receive the Merger Consideration to be paid in accordance with Section 2.2.

(b) Cancellation of Treasury Shares and Parent-Owned Shares. Each Share held by the Company as treasury stock or held directly by Parent or Merger Sub, or any direct or indirect wholly owned Subsidiaries of the Company, Parent or Merger Sub, in each case, immediately prior to the Effective Time, shall automatically be cancelled and shall cease to exist, and no consideration or payment shall be delivered in exchange therefor or in respect thereof.

(c) Merger Sub Equity Interests. Each outstanding share of capital stock of Merger Sub, par value $0.001 per share, held immediately prior to the Effective Time shall be converted into and become one fully paid and non-assessable share of common stock, par value $0.001 per share, of the Surviving Corporation.

2.2 Payment for Securities; Surrender of Certificates.

(a) Paying Agent. At or prior to the Effective Time, Parent shall (i) designate a nationally recognized bank or trust company to act as the paying agent (the identity and terms of designation and appointment of which shall be reasonably acceptable to the Company) for purposes of effecting the payment of the Merger Consideration in connection with the Merger in accordance with this Article 2 (the “Paying Agent”) and (ii) enter into a paying agent agreement, in form and substance reasonably agreeable to the Company, with such Paying Agent. Parent shall pay, or cause to be paid, the fees and expenses of the Paying Agent. At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent a cash amount equal to the aggregate Merger Consideration to which holders of Shares shall be entitled at the Effective Time pursuant to Section 2.1; provided, that, no such deposit shall be required to be made with respect to any Dissenting Shares. In the event such deposited funds are insufficient or unavailable to promptly make the payments contemplated pursuant to Section 2.1, Parent shall promptly deposit, or cause to be deposited, with the Paying Agent such additional funds to ensure that the Paying Agent has sufficient funds to make such payments. Such funds shall be invested by the Paying Agent as directed by Parent, pending payment thereof by the Paying Agent to the holders of the Shares in accordance with this Article 2; provided, however, that, any such investments shall be in obligations of, or guaranteed by, the United States government or rated A-1 or P-1 or better by Moody’s Investor Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available) or money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing. Earnings from such investments shall be the sole and exclusive property of the Surviving Corporation, and no part of such earnings shall accrue to the benefit of holders of Shares.

(b) Procedures for Surrender.

(i) Certificates. As soon as practicable after the Effective Time, and in no event later than three (3) Business Days after the Effective Time, the Surviving Corporation shall cause the Paying Agent to mail to each Person that was, immediately prior to the Effective Time, a holder of record of Shares represented by certificates (the “Certificates”), which Shares were converted into the right to receive the Merger Consideration, at the Effective Time pursuant to this Agreement: (A) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent, and shall otherwise be in such form as Parent and the Paying Agent shall reasonably agree and (B) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 2.2(e)) in exchange for payment of the Merger Consideration, which instructions shall be in the form and have only such other provisions as Parent, the Company and the Paying Agent shall reasonably agree. Upon surrender of a Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 2.2(e)) to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with delivery of a letter of transmittal, duly executed and in proper form, with respect to such Certificates, the holder of such Certificates shall be entitled to receive the Merger Consideration pursuant to Section 2.1(a) formerly represented by such Certificates (after giving effect to any required Tax withholdings as provided in Section 2.5), and any Certificate so surrendered shall forthwith be cancelled. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name any surrendered Certificate is registered, it shall be a condition precedent of payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer, and the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate so surrendered and shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not required to be paid. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates. Until surrendered as contemplated hereby, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration in cash as contemplated by this Agreement, except for Certificates representing Dissenting Shares, which shall be deemed to represent only the right to receive payment of the fair value of such Shares in accordance with and to the extent provided by Section 262 of the DGCL.

(ii) Book-Entry Shares. Notwithstanding anything to the contrary contained in this Agreement, no holder of non-certificated Shares represented by book-entry (“Book-Entry Shares” ) shall be required to deliver a Certificate or, in the case of holders of Book-Entry Shares held through The Depository Trust Company, an executed letter of transmittal to the Paying Agent, to receive the Merger Consideration that such holder is entitled to receive pursuant to Section 2.1(a). In lieu thereof, each holder of record of one or more Book-Entry Shares held through The Depository Trust Company whose Shares were converted into the right to receive the Merger Consideration pursuant to Section 2.1(a) shall automatically upon the Effective Time be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver to The Depository Trust Company or its nominee as promptly as practicable after the Effective Time, in respect of each such Book-Entry Share a cash amount in immediately available funds equal to the Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 2.5), and such Book-Entry Shares of such holder shall be cancelled. As soon as practicable after the Effective Time (and in no event later than three (3) Business Days after the Effective Time), the Surviving Corporation shall cause the Paying Agent to mail to each Person that was, immediately prior to the Effective Time, a holder of record of Book-Entry Shares not held through The Depository Trust Company: (A) a letter of transmittal, which shall be in such form as Parent, the Company and the Paying Agent shall reasonably agree; and (B) instructions for returning such letter of transmittal in exchange for the Merger Consideration, which instructions shall be in the form and have such other provisions as Parent, the Company and the Paying Agent shall reasonably agree. Upon delivery of such letter of transmittal, in accordance with the terms of such letter of transmittal, duly executed, the holder of such Book-Entry Shares so surrendered shall be entitled to receive in exchange therefor the Merger Consideration pursuant to Section 2.1(a) (after giving effect to any required Tax withholdings as provided in Section 2.5), and such Book-Entry Shares so surrendered shall at the Effective Time be cancelled. Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. No interest will be paid or accrued on any amount payable upon due surrender of Book-Entry Shares. Until paid or surrendered as contemplated hereby, each Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration in cash as contemplated by this Agreement, except for Book-Entry Shares representing Dissenting Shares, which shall be deemed to represent the right to receive payment of the fair value of such Shares in accordance with and to the extent provided by Section 262 of the DGCL.

(c) Transfer Books; No Further Ownership Rights in Shares. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter, there shall be no further registration of transfers of Shares on the records of the Company, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. From and after the Effective Time, the holders of Certificates and Book-Entry Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except the right to receive, pursuant to Section 2.1(a), upon surrender of such Certificates or transfer of such Book-Entry Shares in accordance with this Section 2.2, the Merger Consideration. All Merger Consideration paid upon the surrender of Certificates or transfer of Book-Entry Shares in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares formerly represented by such Certificate or Book-Entry Shares. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(d) Termination of Fund; Abandoned Property; No Liability. Any portion of the funds (including any interest received with respect thereto) made available to the Paying Agent that remains unclaimed by the holders of Certificates or Book-Entry Shares on the first (1st) anniversary of the Effective Time will be returned to the Surviving Corporation or an affiliate thereof designated by the Surviving Corporation, upon demand, and any such holder who has not surrendered its Certificates or transferred its Book-Entry Shares for the Merger Consideration in accordance with Section 2.2(b) prior to such time shall thereafter look only to Parent and the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) for delivery of the Merger Consideration without interest and subject to any withholding of Taxes required by applicable Law as provided in Section 2.5, in respect of such holder’s surrender of their Certificates or Book-Entry Shares and compliance with the procedures in Section 2.2(b).

Any portion of the Merger Consideration remaining unclaimed by the holders of Certificates or Book-Entry Shares immediately prior to such time as such amounts would otherwise escheat to, or become property of, any Governmental Entity will, to the extent permitted by applicable Law, become the property of the Surviving Corporation or an affiliate thereof designated by the Surviving Corporation, free and clear of any claim or interest of any Person previously entitled thereto. Notwithstanding the foregoing, none of Parent, Merger Sub, the Surviving Corporation, the Paying Agent or their respective affiliates will be liable to any holder of a Certificate or Book-Entry Shares for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any portion of the Merger Consideration made available to the Paying Agent pursuant to Section 2.2(a) to pay for Shares for which appraisal rights have been perfected shall be returned to the Surviving Corporation upon demand and shall be paid by the Surviving Corporation as may be required by applicable Law.

(e) Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration payable in respect thereof pursuant to Section 2.1(a). Parent or the Paying Agent may, in its reasonable discretion and as a condition precedent to the payment of such Merger Consideration require the owners of such lost, stolen or destroyed Certificates to deliver a bond in a reasonable sum as it may reasonably direct as indemnity against any claim that may be made against Parent, Merger Sub, the Surviving Corporation or the Paying Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.3 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary (but subject to the provisions of this Section 2.3), Shares issued and outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand, and has properly demanded, appraisal for such Shares in accordance with, and who complies in all respects with, Section 262 of the DGCL (such shares, the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration. At the Effective Time, all Dissenting Shares shall be cancelled and cease to exist, and the holders of Dissenting Shares shall only be entitled to the rights granted to them under the DGCL with respect to such Dissenting Shares. If any such holder fails to perfect or otherwise waives, withdraws or loses such holder’s right to appraisal under Section 262 of the DGCL or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, then the right of such holder to be paid the fair value of such Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted, as of the Effective Time, into and shall be exchangeable solely for the right to receive the Merger Consideration pursuant to Section 2.1(a) without interest and subject to any withholding of Taxes required by applicable Law as provided in Section 2.5, upon surrender of the Certificates or Book-Entry Shares that formerly evidenced such Shares in the manner provided in Section 2.2. The Company shall give Parent prompt notice of any demands received by the Company for appraisal of Shares, any withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company relating to rights to be paid the fair value of Dissenting Shares, and Parent shall have the right to participate in and direct all negotiations and Proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to, or settle or compromise (or offer to settle or compromise), any such demand for appraisal of Shares or agree to do any of the foregoing.

2.4 Treatment of Company Equity Awards.

(a) Treatment of Company Options. At the Effective Time, each option to purchase Shares granted under the Company Equity Plans (each a “Company Option”) that is outstanding and unexercised immediately prior to the Effective Time (whether vested or unvested) shall, by virtue of the Merger, automatically and without any required action on the part of the holder thereof, the Company or Parent be cancelled and converted into the right to receive (without interest) an amount in cash equal to the product of (x) the aggregate number of Shares underlying such Company Option multiplied by (y) the excess, if any, of the Merger Consideration over the per Share exercise price of such Company Option; provided, however, that any Company Option that has a per Share exercise price that is equal to or greater than the Merger Consideration shall be cancelled for no consideration.

(b) Treatment of Company Restricted Stock Unit Awards. At the Effective Time, each award of restricted stock units covering Shares granted under the Company Equity Plans (each, a “Company RSU Award”) that is outstanding immediately prior to the Effective Time (whether vested or unvested) shall, by virtue of the Merger, automatically and without any required action on the part of the holder thereof, the Company or Parent be cancelled and converted into the right to receive (without interest) an amount in cash equal to the product of (x) the aggregate number of Shares underlying such Company RSU Award multiplied by (y) the Merger Consideration.

(c) Payment by Surviving Corporation. The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, pay to the holders of Company Options and Company RSU Awards the amounts described in Sections 2.4(a), and 2.4(b), less Taxes required to be withheld with respect to such payments, through the payroll system of Parent, the Surviving Corporation or applicable affiliate, not later than the first (1st) payroll date to occur at least five (5) Business Days following the Closing Date. Notwithstanding anything to the contrary contained in this Agreement, to the extent that any payment in respect of any Company RSU Award constitutes “nonqualified deferred compensation” subject to Section 409A of the Code, any payment contemplated hereby with respect to such award shall be made on the applicable settlement date for such award in accordance with the applicable award’s terms to the extent required in order to comply with Section 409A of the Code.

(d) Termination of Company Equity Plans. As of the Effective Time, the Company’s 2021 Equity Incentive Plan, the Company’s Amended & Restated 2020 Omnibus Equity Incentive Plan and any other effective equity or equity-based incentive plan sponsored by the Company or any of its affiliates (collectively, the “Company Equity Plans”) shall be terminated and no further Shares, Company Options, Company RSU Awards, other Equity Interests in the Company or other rights with respect to Shares shall be granted thereunder. Following the Effective Time, no such Company Option Company RSU Award, Equity Interest or other right or any other participant in any of the Company Equity Plans that was outstanding immediately prior to the Effective Time shall remain outstanding, and each former holder (or beneficiary thereof) of any such Company Option Company RSU Award, Equity Interest or other right shall cease to have any rights with respect thereto, including the right to acquire any Equity Interests of the Company or to receive any payment or benefit with respect to any award previously granted under the any of the Company Equity Plans, except the right to receive the consideration set forth in this Section 2.4.

(e) Board Actions. Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof) shall take all such actions as are reasonably necessary to (i) approve and effectuate the foregoing provisions of this Section 2.4 and (ii) subject to the consummation of the Merger, terminate each Company Equity Plan, effective as of the Effective Time.

2.5 Withholding Rights. The Company, Parent, Merger Sub, the Surviving Corporation and the Paying Agent, and their affiliates, agents and assigns, as the case may be, shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code or any other provision of applicable Law. All amounts deducted and withheld under this Section 2.5 shall be (i) paid to the appropriate Governmental Entity in accordance with applicable Law and (ii) to the extent paid to the appropriate Governmental Entity, treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

2.6 Adjustments. In the event that, between the date of this Agreement and the Effective Time, any change in the number of outstanding Shares shall occur as a result of any stock split, reverse stock split, stock dividend (including any dividend or distribution of Equity Interests convertible into or exchangeable for Shares), recapitalization, reclassification, combination, exchange of shares or other similar event, the Merger Consideration (including any amount payable with respect to a Company Option or Company RSU Award) shall be equitably adjusted, without duplication, to reflect such event and to provide to holders of Shares the same economic effect as contemplated by this Agreement prior to such event; provided, that, nothing in this Section 2.6 shall be deemed to permit or authorize the Company to take any such action or effect any such change that it is not otherwise authorized or permitted to take pursuant to this Agreement (including Section 5.1).

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the disclosure letter delivered by the Company to Parent and Merger Sub (the “Company Disclosure Letter”) concurrently with the execution of this Agreement (with specific reference to the representations and warranties in this Article 3 to which the information in such schedule relates; provided, that, disclosure in the Company Disclosure Letter as to a specific representation or warranty shall qualify any other sections of this Agreement to the extent (notwithstanding the absence of a specific cross reference) it is reasonably apparent on the face of such disclosure that such disclosure relates to such other sections) and (b) as otherwise disclosed or identified in the Company SEC Documents filed prior to the date hereof (other than disclosures contained in the “Forward Looking Statements” and “Risk Factors” sections of the Company SEC Documents or any other disclosures in the Company SEC Documents that are primarily predictive or forward-looking in nature); provided, that, disclosure in such Company SEC Documents shall not be deemed to modify or qualify the representations and warranties set forth in Sections 3.1, 3.2, 3.3, 3.4 or 3.20, the Company hereby represents and warrants to Parent and Merger Sub as follows:

3.1 Corporate Organization. Each of the Company and its Subsidiaries is a corporation or other legal entity duly organized, validly existing and, to the extent applicable, in good standing under the Laws of the jurisdiction of its incorporation or organization (in the case of good standing, to the extent such jurisdiction recognizes such concept) and has the requisite corporate or organizational, as the case may be, power and authority to own or lease its properties and assets and to carry on its business as it is now being conducted. Each of the Company and its Subsidiaries is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The copies of the Restated Certificate of Incorporation (the “Company Charter”) and Amended and Restated Bylaws (the “Company Bylaws”) of the Company, as most recently filed with the Company SEC Documents, are true, complete and correct copies of such documents as in effect as of the date of this Agreement. The Company is not in violation in any material respect of any of the provisions of the Company Charter or the Company Bylaws. True, complete and correct copies of the organizational documents in effect as of the date hereof of each Subsidiary of the Company have been made available to Parent prior to the date hereof.

3.2 Capitalization.

(a) The authorized capital stock of the Company consists of 2,000,000,000 shares of Common Stock and 25,000,000 shares of preferred stock, par value $0.001 per share (“Company Preferred Stock”). As of March 23, 2026, (the “Capitalization Date”) (i) 671,711,593 shares of Common Stock were issued and outstanding, all of which were validly issued and fully paid, nonassessable and free of preemptive rights, (ii) no shares of Common Stock were held in the treasury of the Company or by its Subsidiaries, (iii) 9,192,876 shares of Common Stock are subject to outstanding Company Options, 28,189,918 shares of Common Stock are subject to outstanding Company RSU Awards, and (iv) no shares of Company Preferred Stock were issued and outstanding. Except for Company Options and Company RSU Awards convertible into not more than an aggregate of 37,382,794 Shares under the Company Equity Plans, there are no options, stock appreciation rights, restricted stock units, warrants or other rights, agreements, arrangements or commitments of any character to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound relating to the issued or unissued capital stock or other Equity Interests of the Company, or securities convertible into or exchangeable for such capital stock or other Equity Interests, or obligating the Company to issue or sell any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, the Company. Since the Capitalization Date and prior to the date of this Agreement, except for the issuance of Shares under the Company Equity Plans in accordance with their terms, the Company has not issued any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock or other Equity Interests, other than those shares of capital stock reserved for issuance described in this Section 3.2(a).

(b) Section 3.2(b) of the Company Disclosure Letter sets forth a true and complete list, as of the Capitalization Date, of each outstanding Company Option and Company RSU Award, the holder thereof and, with respect to each such Company Option and Company RSU Award, the date of grant, the number of shares of Common Stock subject thereto as of the Capitalization Date, the exercise price (if applicable), the expiration date (if applicable) and the vesting terms. Each Company Option and Company RSU Award, in each case, outstanding (and unexercised, if applicable) as of the Capitalization Date was granted under a Company Equity Plan. Other than as set forth in Section 3.2(b) of the Company Disclosure Letter, as of the Capitalization Date, there are no promised, issued, reserved for issuance, outstanding or authorized stock options, stock appreciation rights, restricted stock, restricted stock units, phantom equity or similar equity or equity-based awards with respect to the Company or any of its Subsidiaries. All Shares subject to issuance under the Company Equity Plans, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. There are no outstanding contractual obligations of the Company or any of its Subsidiaries (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iv) requiring the registration for sale of or (v) granting any preemptive or antidilutive right with respect to any Shares or any capital stock of, or other Equity Interests in, the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has any outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the Company Stockholders on any matter.

(c) Section 3.2(c) of the Company Disclosure Letter sets forth a true and complete list of all of the Subsidiaries of the Company and the authorized, issued and outstanding Equity Interests of each such Subsidiary. None of the Company or any of its Subsidiaries holds an Equity Interest in any other Person. Each outstanding share of capital stock of, or other Equity Interest in, each Subsidiary of the Company is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and is owned, beneficially and of record, by the Company or one or more of its wholly owned Subsidiaries free and clear of all Liens, other than Permitted Liens. There are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Company or any Subsidiary of the Company is a party or by which the Company or any Subsidiary of the Company is bound relating to the issued or unissued capital stock or other Equity Interests of each such Subsidiary, or securities convertible into or exchangeable for such capital stock or other Equity Interests, or obligating any Subsidiary of the Company to issue or sell any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, each such Subsidiary. There are no outstanding contractual obligations of the Company or any of its Subsidiaries to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of the Company or any other Person, other than guarantees by the Company of any indebtedness or other obligations of any wholly owned Subsidiary of the Company.

3.3 Authority; Execution and Delivery; Enforceability.

(a) The Company has all necessary power and authority to execute and deliver this Agreement, to perform and comply with each of its obligations under this Agreement and, subject to the receipt of the Company Stockholder Approval, to consummate the Transactions, including the Merger. The execution and delivery by the Company of this Agreement, the performance and compliance by the Company with each of its obligations herein, and the consummation by it of the Transactions, including the Merger, have been duly authorized by all necessary corporate action on the part of the Company, subject to receipt of the Company Stockholder Approval, and no other corporate proceedings on the part of the Company and no other stockholder votes are necessary to authorize this Agreement or the consummation by the Company of the Transactions, including the Merger. The Company has duly and validly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Parent and Merger Sub of this Agreement, this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought.

(b) The Company Board, at a meeting duly called and held, unanimously adopted resolutions (i) determining that this Agreement and the Transactions, including the Merger, are advisable, fair to and in the best interests of the Company and the Company Stockholders, (ii) approving, adopting and declaring advisable this Agreement and the Transactions, including the Merger, (iii) directing that this Agreement be submitted to the Company Stockholders for adoption and (iv) recommending that the Company Stockholders adopt this Agreement (the “Company Board Recommendation”).

(c) Subject to the accuracy of Section 4.7, the Company Board has taken all necessary actions so that the restrictions on business combinations set forth in Article IX of the Company Charter are not applicable to this Agreement and the Transactions, including the Merger or the other Transactions. To the Knowledge of the Company, no other takeover, anti-takeover, business combination, control share acquisition or similar Law applies to the Merger or the other Transactions. There is no stockholder rights plan, “poison pill” or similar device in effect with respect to the Company or any of its Subsidiaries. The only vote of holders of any class or series of Shares or other Equity Interests of the Company necessary to adopt this Agreement is the adoption of this Agreement by the holders of a majority of the voting power represented by the Shares that are outstanding and entitled to vote thereon voting together as a single class (the “Company Stockholder Approval”). No other vote of the holders of Shares or any other Equity Interests of the Company is necessary to consummate the Transactions.

(d) Subject to the terms and conditions of this Agreement, the delivery by the Principal Stockholders of the written consent substantially in the form attached hereto as Exhibit A (the “Principal Stockholders Written Consent”) to approve and adopt this Agreement and the Merger in accordance with Section 228 and Section 251(c) of the DGCL will satisfy the Company Stockholder Approval.

3.4 No Conflicts.

(a) The execution and delivery of this Agreement does not and will not, and the performance of this Agreement and the consummation of the Transactions, including the Merger, by the Company will not, (i) assuming the Company Stockholder Approval is obtained, conflict with or violate any provision of the Company Charter or the Company Bylaws or any equivalent organizational documents of any Subsidiary of the Company, (ii) assuming that all consents, approvals, authorizations and permits described in Section 3.4(b) have been obtained and all filings and notifications described in Section 3.4(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected or (iii) require any consent or approval under, result in any breach or violation of or any loss of any benefit under, constitute a change of control or default (or an event which, with notice or lapse of time, or both, would become a default) under or give to others any right of termination, vesting, amendment, acceleration, first offer, first refusal or cancellation of, or result in the creation of a Lien (other than Permitted Liens) on any property or asset of the Company or any of its Subsidiaries pursuant to, any Company Material Contract or Permit to which the Company or any of its Subsidiaries is party, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) The execution and delivery of this Agreement by the Company does not and will not, and the consummation by the Company of the Transactions, including the Merger, and compliance by the Company with any of the terms or provisions hereof will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) under the Exchange Act, including the filing and mailing of the Information Statement with the SEC and any amendments or supplements thereto, and the rules and regulations of Nasdaq, (ii) under the HSR Act and the applicable requirements of the Competition Laws set forth on Section 3.4(b) of the Company Disclosure Letter, (iii) the filing and recordation of the Certificate of Merger as required by the DGCL and (iv) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

3.5 SEC Documents; Financial Statements; Undisclosed Liabilities.

(a) The Company has filed or furnished all material reports, schedules, forms, statements, registration statements, prospectuses and other documents required to be filed or furnished by the Company with the SEC under the Securities Act or the Exchange Act since January 1, 2023 (the “Company SEC Documents”). None of the Subsidiaries of the Company is required to make any filings with the SEC.

(b) As of its respective filing date (or, if amended, restated or superseded prior to the date of this Agreement, as of the date of the last such filing) each Company SEC Document complied as to form in all material respects with the requirements of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act” ), the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document and the listing and corporate governance rules and regulations of Nasdaq and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Since January 1, 2023, neither the Company nor any of its Subsidiaries has received from the SEC or any other Governmental Entity any written comments or questions with respect to any of the Company SEC Documents (including the financial statements included therein) that are not resolved, or has received any written notice from the SEC or other Governmental Entity that such Company SEC Documents (including the financial statements included therein) are being reviewed or investigated, and, to the Knowledge of the Company, there is not, as of the date hereof, any investigation or review being conducted by the SEC or any other Governmental Entity of any Company SEC Documents (including the financial statements included therein).

(c) The consolidated financial statements of the Company included in the Company SEC Documents (including, in each case, any notes or schedules thereto) (the “Company SEC Financial Statements”) fairly present, in all material respects, the financial condition and the results of operations, cash flows and changes in stockholders’ equity of the Company and its Subsidiaries (on a consolidated basis) as of the respective dates of and for the periods referred to in the Company SEC Financial Statements, and were prepared in accordance with GAAP as applied by the Company (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q under the Exchange Act), subject, in the case of interim Company SEC Financial Statements, to normal year-end adjustments and the absence of notes.

(d) The Company has timely filed all certifications and statements required by (i) Rule 13a-14 or Rule 15d-14 under the Exchange Act; or (ii) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act) with respect to all applicable Company SEC Documents. The Company maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act, which such controls and procedures are designed to provide reasonable assurance that all material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure. Since January 1, 2023, none of the Company, its Subsidiaries or, to the Knowledge of the Company, the Company’s independent registered accountants has identified (i) any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting utilized by the Company, (ii) any fraud, whether or not material, that involves the management or other employees of the Company or any of its Subsidiaries who have a significant role in the Company’s preparation of financial statements or internal control over financial reporting or (iii) any claim or allegation regarding any of the foregoing which was presented to the Company Board.

(e) The Company and its Subsidiaries do not have any liabilities or obligations of any nature (whether absolute or contingent, asserted or unasserted, known or unknown, primary or secondary, direct or indirect, and whether or not accrued) required by GAAP to be reflected or reserved on a consolidated balance sheet of the Company (or the notes thereto) except (i) as disclosed, reflected or reserved against in the most recent audited balance sheet included in the Company SEC Financial Statements or the notes thereto, (ii) for liabilities and obligations incurred in the ordinary course of business since the date of the most recent balance sheet included in the Company SEC Financial Statements, (iii) for liabilities and obligations arising out of or in connection with this Agreement, the Merger or the Transactions; (iv) for liabilities and obligations that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect; and (v) for performance obligations on the part of the Company or its Subsidiary pursuant to the terms of a Company Material Contract (other than liabilities or obligations due to breaches thereunder).

3.6 Absence of Certain Changes or Events . Since December 31, 2024 through the date of this Agreement, except with respect to the negotiation, execution and delivery of this Agreement and negotiations with other entities regarding potential agreements or transactions similar to this Agreement or the Transactions, (a) the Company and its Subsidiaries have conducted their businesses in the ordinary course of business, and (b) there has not been any change, event, development, condition or occurrence that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect. Since December 31, 2024 through the date of this Agreement, neither the Company nor any of its Subsidiaries has taken any action that would have constituted a material breach of, or required Parent’s consent pursuant to, clauses (a), (b)(i), (d), (h), (i) or (v) of Section 5.1 had the covenants therein applied since such date.

3.7 Information Supplied. The information relating to the Company and its Subsidiaries to the extent supplied by or on behalf of the Company to be contained in, or incorporated by reference in the Information Statement will not, at the date the Information Statement or any amendment or supplement thereto is mailed to the Company Stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they are made, not false or misleading. The Information Statement will comply as to form in all material respects with the requirements of the DGCL and the Exchange Act (and the rules and regulations promulgated thereunder). Notwithstanding the foregoing provisions of this Section 3.7, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Information Statement based on information supplied by or on behalf of Parent for inclusion or incorporation by reference therein.

3.8 Legal Proceedings. As of the date of this Agreement, there are no, and since January 1, 2023 there have been no, Proceedings pending, or to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective assets, properties, products or services or any of the officers or directors of the Company or any other Person whose liability or obligation the Company or any of its Subsidiaries has retained or assumed either contractually or by operation of law, except, in each case, for those that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. None of the Company nor any of its Subsidiaries or any of their respective assets, properties, products or services or any of the officers or directors of the Company or any other Person whose liability or obligation the Company or any of its Subsidiaries has retained or assumed either contractually or by operation of law is subject to any Order, except for those that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. As of the date hereof, there is no pending Proceeding or outstanding Order that challenges the validity or propriety, or seeks to prevent, materially impair or materially delay consummation, of the Merger.

3.9 Compliance with Laws and Orders.

(a) The Company and its Subsidiaries are in compliance, and since January 1, 2023 have been in compliance, with all Laws and Orders applicable to the Company or any of its Subsidiaries or any assets owned or used by any of them (except for such past noncompliance as has been remedied and imposes no continuing obligations or costs on the Company or its Subsidiaries) except where any noncompliance, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(b) Neither the Company nor any of its Subsidiaries has received any written notice or, to the Knowledge of the Company, oral notice since January 1, 2023 that remains unresolved (i) of any administrative, civil or criminal investigation or material audit by any Governmental Entity relating to the Company or any of its Subsidiaries or (ii) from any Governmental Entity alleging that the Company or any of its Subsidiaries is not in compliance with any applicable Law, except for such notices described in clauses (i) and (ii) that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Since January 1, 2023, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) neither the Company nor any of its Subsidiaries have received any written notice from any Governmental Entity with respect to any product manufactured by, or on behalf of, the Company, and bearing a label of one of the Company’s brands (a “Company Product”), in each case, alleging any violation of Law by the Company and that remains outstanding or unresolved as of the date of this Agreement;

(ii) with respect to each Company Product, the Company possesses appropriate certifications, data, or materials to reasonably substantiate all marketing claims made by the Company for such Company Products;

(iii) the Company is in material compliance with (x) all applicable Laws as they relate to Company Products and (y) the Company’s applicable documented product quality control policies and procedures with respect to the Company Products, and, to the Knowledge of the Company, the Company’s contract manufacturers are in material compliance with all applicable Laws as they relate to Company Products; and

(iv) to the Knowledge of the Company, there is no Proceeding pending or threatened in writing against the Company or the Company’s contract manufacturers regarding the existence of a defect in any Company Product.

(d) Since January 1, 2023, neither the Company nor any of its Subsidiaries, nor any director or officer, or, to the Knowledge of the Company, employee of the Company or its subsidiaries or any third party (including the Company’s or any of its Subsidiaries’ respective Representatives) acting on behalf of the Company or any such Subsidiary, has (i) directly or indirectly violated any Anti-Corruption Law, (ii) offered, paid, promised to pay, authorized, solicited, provided, received or given any payment or anything of value to a Government Official for the purpose of improperly influencing any act or decision in violation of his or her lawful duty or (iii) induced a Government Official to use his or her influence to improperly affect or influence any act or decision of a Governmental Entity.

(e) Since January 1, 2023, neither the Company nor any of its Subsidiaries has been the subject of any actual, suspected or threatened allegations, investigations (internal or governmental), litigation, voluntary or directed disclosures to any Governmental Entity (including, but not limited to, the U.S. Department of Justice, U.S. Securities Exchange Commission or U.K. Securities Fraud Office), or whistleblower reports in any way related to the Anti-Corruption Laws.

(f) The Company and each of its Subsidiaries has, since January 1, 2023: (i) complied in all material respects with applicable Trade Controls and Sanctions; (ii) not engaged in a transaction or dealing, direct or indirect, with or involving a Sanctioned Country or Sanctioned Person in violation of applicable Sanctions; (iii) maintained in place and implemented controls and systems designed to promote compliance with applicable Trade Controls and Sanctions and (iv) not been the subject of or otherwise involved in investigations or enforcement actions by any Governmental Entity or other Proceedings with respect to any actual or alleged violations of Trade Controls or Sanctions, and has not been notified of any such pending or threatened actions. None of the Company, any of its Subsidiaries nor any of their respective directors, officers or employees is (x) a Sanctioned Person; (y) or subject to debarment or any list-based designations under any Trade Controls.

(g) Neither the Company nor any of its Subsidiaries: (i) produce, design, test, manufacture, fabricate or develop one or more “critical technologies,” within the meaning of such term in Section 721 of the Defense Production Act of 1950, as amended, including all implementing regulations thereof (the “DPA”); (ii) perform any of the functions as set forth in column 2 of Appendix A to 31 C.F.R. Part 800 with respect to “covered investment critical infrastructure,” within the meaning of such term in the DPA; or (iii) maintain or collect, directly or indirectly, “sensitive personal data,” within the meaning of such term in the DPA, of U.S. citizens.

3.10 Permits. Except in each case as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (a) the Company and each of its Subsidiaries have all required governmental licenses, permits, certificates, approvals, registrations, orders, decrees and authorizations (“Permits”) necessary for the conduct of their business as presently conducted and such Permits are valid and in full force and effect; (b) neither the Company nor any of its Subsidiaries has received written or, to the Knowledge of the Company, oral notice from any Governmental Entity threatening to revoke any such Permit or to initiate an investigation or review of the Company or any of its Subsidiaries; and (c) the Company and each of its Subsidiaries are in material compliance with the terms of such Permits.

3.11 Employee Benefit Plans.

(a) Section 3.11(a) of the Company Disclosure Letter sets forth a true and complete list of each material Company Benefit Plan, but which shall exclude (i) any Company Benefit Plan that is an employment offer letter or individual independent contractor or consultant agreement that does not materially differ from the applicable form set forth on Section 3.11(a) of the Company Disclosure Letter and does not provide for (A) any change in control, retention or other payments or benefits that could be triggered solely by the consummation of the Transactions, or (B) severance payments or benefits (other than statutory severance payments or benefits) and (ii) any individual equity award agreement that does not materially differ from a form set forth on Section 3.11(a) of the Company Disclosure Letter. “Company Benefit Plan” means (i) each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA or any similar plan subject to laws of a jurisdiction outside of the United States), (ii) each employment, individual independent contractor, consulting or advisor agreement or arrangement, (iii) each severance, termination, pension, retirement, supplemental retirement, excess benefit, profit sharing, bonus, incentive, deferred compensation, retention, transaction, change in control and similar plan, program, arrangement, agreement, policy or commitment, (iv) each compensatory stock option, stock appreciation right, restricted stock unit, restricted stock, performance stock, deferred stock or other equity or equity-based plan, program, arrangement, agreement, policy or commitment, (v) each savings, life, health, disability, accident, medical, dental, vision, cafeteria, insurance, flex spending, adoption/dependent/employee assistance, tuition, vacation, paid-time-off, other welfare fringe benefit and each other employee benefit plan, program or arrangement, in each case, entered into, maintained, sponsored or contributed to by the Company or any of its Subsidiaries or under which the Company any of its Subsidiaries has any obligation or liability, whether actual or contingent, direct or indirect, to provide compensation or benefits to or for the benefit of any of its current or former employees, individual independent contractors, consultants, directors, or the spouses, beneficiaries or other dependents thereof.

(b) With respect to each Company Benefit Plan required to be listed on Section 3.11(a) of the Company Disclosure Letter, the Company has made available to Parent, to the extent applicable, a true, current and complete copy of: (i) the most recent plan document (including all amendments thereto) (or in the event of no written plan, agreement, arrangement, program or policy, a description of the material terms thereof); (ii) Forms 5500, with schedule attached, filed for the most recent plan year; (iii) the most recent summary plan description, together with any subsequent summaries of material modifications; (iv) the most recently prepared actuarial reports, financial statements and trustee reports, if any, relating to the Company Benefit Plan; (v) a copy of the most recent determination, opinion or advisory letter from the IRS, if any; (vi) nondiscrimination testing reports for the most recently completed plan years; (vii) all material records, notices and filings concerning IRS or U.S. Department of Labor audits or investigations with respect to the Company Benefit Plan; and (viii) all non-routine, written communications relating to the Company Benefit Plan and any proposed Company Benefit Plan with any Governmental Entity.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) each Company Benefit Plan has been administered in accordance with its terms and all applicable Laws, including ERISA, the Patient Protection and Affordable Care Act and the Code;

(ii) each of the Company, its Subsidiaries and their respective ERISA Affiliates is in compliance with (A) the applicable requirements of Section 4980B of the Code and any similar state requirement under applicable Law, (B) the applicable requirements of the Healthcare Insurance Portability and Accountability Act and the regulations (including the proposed regulations) thereunder and (C) the applicable requirements of the Patient Protection and Affordable Care Act of 2010, as amended;

(iii) the Company and its Subsidiaries have performed all obligations required to be performed by it under, is not in any respect in default under or in violation of, and to the Knowledge of the Company, there is no default, or violation by any party to, any Company Benefit Plan;

(iv) all payments, benefits, contributions (including all employer contributions and employee salary reduction contributions) and premiums related to each Company Benefit Plan, including all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of any Service Providers, have been timely paid or made in full or, to the extent not yet due, properly accrued on the balance sheet of the Company or its Subsidiaries, as applicable, in accordance with the terms of the Company Benefit Plan and all applicable Laws;

(v) each Company Benefit Plan which is intended to qualify under Section 401(a) of the Code has received a favorable determination letter from the IRS as to its qualified status or is entitled to rely on a favorable opinion or advisory letter from the IRS on the form of such Company Benefit Plan and, to the Knowledge of the Company, no fact or event has occurred that could adversely affect the qualified status of any such Company Benefit Plan;

(vi) each trust established in connection with any Company Benefit Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and no fact or event has occurred that would reasonably be expected to adversely affect the exempt status of any such trust;

(vii) there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Company Benefit Plan, and with respect to each Company Benefit Plan, (A) no breaches of fiduciary duty or other failures to act or comply in connection with the administration or investment of the assets of such Company Benefit Plan have occurred, (B) no lien has been imposed under the Code, ERISA or any other applicable Laws and (C) the Company and its Subsidiaries have not made any filing in respect of any Company Benefit Plan under the Employee Plans Compliance Resolution System or the Department of Labor Delinquent Filer Program; and

(viii) no Proceeding, claim, (other than claims for benefits in the ordinary course) arbitration or mediation has been brought or, to the Knowledge of the Company, is threatened against or with respect to any such Company Benefit Plan or the assets, fiduciaries or administrators thereof, including any audit or inquiry by the IRS, United States Department of Labor, the Pension Benefit Guaranty Corporation or any other Governmental Entity.

(d) No Company Benefit Plan is, and none of the Company, its Subsidiaries or their respective ERISA Affiliates contributes to, has at any time contributed to or has any liability or obligation, whether fixed or contingent, with respect to (i) a multiemployer plan, within the meaning of Section 3(37) of ERISA, (ii) a single employer plan or other pension plan that is subject to Title IV of ERISA or Section 302 of ERISA or Section 412 of the Code, (iii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code), or (iv) a multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA).

(e) The Company and its Subsidiaries have no obligation to provide (whether under a Company Benefit Plan or otherwise) health, accident, disability, life or other welfare benefits to any current or former Service Provider (or any spouse, beneficiary or dependent thereof) beyond the termination of employment or other service of such Service Provider, other than (i) health continuation coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended or (ii) coverage through the end of the calendar month in which a termination of employment occurs as provided under the terms of the Company Benefit Plan (and underlying insurance policies).

(f) Neither the execution of this Agreement nor the consummation of the Transactions (alone or in conjunction with any other event, including any termination of employment) will (i) entitle any current or former Service Provider to any payment or increase of compensation or benefit (including any change of control, bonus, retention or severance pay), (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits to any current or former Service Provider, (iii) result in any restriction on the right of the Company or any of its Subsidiaries or, after the consummation of the Merger or the Transactions, the Surviving Corporation, to merge, amend or terminate any of the material Company Benefit Plans or (iv) result in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code.

(g) No compensation has been or would reasonably be expected to be includable in the gross income of any “service provider” (within the meaning of Section 409A of the Code) of the Company or any of its Subsidiaries as a result of the operation of Section 409A of the Code. There is no contract, agreement, plan or arrangement to which the Company or any of its Subsidiaries is a party which requires the Company or any of its Subsidiaries to pay a Tax gross-up or reimbursement payment to any Person with respect to any Tax-related payments under Sections 409A, 4999 or 280G of the Code.

(h) Each Non-U.S. Company Benefit Plans subject to the Laws of a jurisdiction other than the United States (whether or not United States law also applies) (i) complies in all material respects with applicable local law, (ii) has been registered and has been maintained in good standing with applicable regulatory authorities (to the extent applicable) and (iii) to the extent intended to be funded and/or book-reserved, are funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions determined by qualified actuaries. No such Company Benefit Plan is a defined benefit plan (as defined in ERISA, whether or not subject to ERISA).

3.12 Employee and Labor Matters.

(a) The Company has provided a materially correct and complete list of all employees by principal work location by state, employing or engaging entity, job title or position, classification as exempt or non-exempt (as applicable), pay designation (salary or hourly), salary or hourly wage (as applicable), hire date, employment status (active, on leave), employment type (full-time, part-time, intern, temporary), and short term incentive target. The Company has provided a materially correct and complete list of all individual independent contractors who received compensation in excess of $100,000 in 2025.

(b) Neither the Company nor any of its Subsidiaries is a party to, bound by or negotiating a collective bargaining agreement, agreement with any works council or similar labor Contract with any Union (a “Labor Agreement”), and no employees of the Company or any of its Subsidiaries are represented by a Union in connection with their employment by the Company or any of its Subsidiaries. With respect to the employees of the Company and its Subsidiaries, there are no, and have not been since January 1, 2023 any, pending or, to the Knowledge of the Company, threatened (i) representation or certification proceedings or material unfair labor practice complaints brought before or by the National Labor Relations Board or any other labor relations tribunal or authority, (ii) Union organizing efforts or campaigns or (iii) labor strike, dispute, lockout, slowdown, stoppage or other material organized work interruption or labor-related grievance or dispute. Neither the Company nor any of its Subsidiaries are required to notify, obtain the consent of or otherwise consult or bargain with any employee or any of their bargaining unit representatives or other Union as a result of this Agreement.

(c) Neither the Company nor any of its Subsidiaries have implemented any “plant closing” or “mass layoff” (in each case, as defined in the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar state or local Law (the “WARN Act”)) since January 1, 2023. The Company and its Subsidiaries, as applicable, have complied with all the requirements of the WARN Act with respect to any “plant closing” or “mass layoff” set forth on Section 3.12(b) of the Company Disclosure Letter. Except as would not be material to the Company and its Subsidiaries, taken as a whole, as of the date hereof, no employee of the Company or any of its Subsidiaries are involuntarily on temporary layoff or working hours that have been reduced by fifty percent (50%) or more.

(d) The Company and its Subsidiaries are, and have been since January 1, 2023, in material compliance with all applicable Laws respecting labor, employment and employment practices, including all Laws respecting terms and conditions of employment of current, former and prospective employees, hiring, background checks, health and safety, wage payment, wages and hours, overtime, pay equity, worker classification, child labor, immigration and work authorizations, employment discrimination, harassment, retaliation, employee training and notices, privacy, record retention, whistleblowing, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, terminations, collective bargaining, labor relations, fair labor standards, personal rights, family and medical leave and other leaves of absence, sick time, COVID-19, social welfare obligations, unemployment insurance, and any other labor and employment-related matters (collectively, the “Employment Laws”). The Company has valid Form I-9s for all current U.S.-based employees.

(e) The Company and its Subsidiaries have no material liability for (i) any unpaid wages, salaries, wage premiums, commissions, bonuses, fees, or other compensation to their current or former employees and independent contractors under applicable Law, Contract or company policy; and/or (ii) any fines, Taxes, interest, or other penalties for any failure to pay or delinquency in paying such compensation.

(f) To the Knowledge of the Company, no current or former employee or independent contractor of the Company or any of its Subsidiaries are in any material respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, restrictive covenant or other obligation: (i) owed to the Company or any Subsidiary; or (ii) owed to any third party with respect to such person’s right to be employed or engaged by the Company or applicable Subsidiary.

(g) To the Knowledge of the Company, no current employee with an annual base salary at or above $300,000 has provided written notice of his or her intent to terminate his or her employment prior to the one (1) year anniversary of the Closing.

(h) There are no material Proceedings pending, or to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries by or on behalf of any current or former employees, applicants for employment, or independent contractors or otherwise concerning compliance with any Employment Laws.

(i) Since January 1, 2023, the Company and its Subsidiaries have investigated all allegations of sexual harassment or discriminatory harassment of which they are or were aware and have taken all reasonable and necessary corrective actions with respect to such substantiated allegations, and no such allegation of sexual or discriminatory harassment would reasonably be expected to result in any material loss to the Company or any of its Subsidiaries and no such allegations have been made that, if known to the public, would reasonably be expected to bring the Company or any of its Subsidiaries into material dispute.

3.13 Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) The Company and each of its Subsidiaries (i) is in compliance with all, and is not subject to any liability with respect to noncompliance with any, Environmental Laws, (ii) has and holds, or has applied for, all Environmental Permits necessary for the conduct of their business and the use of their properties and assets, as currently conducted and used, and (iii) is in compliance with their respective Environmental Permits.

(b) There are no Environmental Claims pending nor, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, and none of the Company or any of its Subsidiaries has received any written notification of any allegation of actual or potential responsibility for any Release or threatened Release of any Hazardous Materials.

(c) Since January 1, 2023, none of the Company or any of its Subsidiaries (i) has entered into or agreed to any consent decree or consent order or is otherwise subject to any judgment, decree, or judicial or administrative Order relating to compliance with Environmental Laws, Environmental Permits or to the investigation, sampling, monitoring, treatment, remediation, response, removal or cleanup of Hazardous Materials, and no Proceeding is pending or, to the Knowledge of the Company, threatened with respect thereto or (ii) is an indemnitor by contract or otherwise in connection with any claim, demand, suit or action threatened or asserted by any third party for any liability under any Environmental Law or otherwise relating to any Hazardous Materials.

3.14 Real Property; Title to Assets.

(a) Section 3.14(a) of the Company Disclosure Letter sets forth (i) a true and complete list of all real property leased, subleased or otherwise occupied by the Company or any of its Subsidiaries (collectively, the “Company Leased Real Property”), (ii) the address for each parcel of Company Leased Real Property and (iii) a description of the applicable lease, sublease or other agreement therefore and any and all amendments and modifications relating thereto. No Company Lease Agreement is subject to any Lien, including any right to the use or occupancy of any Company Leased Real Property, other than Permitted Liens. Neither the Company nor any of its Subsidiaries owns any real property. The Company Leased Real Property constitutes all of the material real property used or necessary for use in connection with the conduct of the business of the Company and its Subsidiaries as presently conducted.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company’s interest, and to the Knowledge of the Company, the applicable landlord’s interest in the Company Leased Real Property is in compliance with all existing Laws applicable to such Company Leased Real Property and (ii) neither the Company nor any of its Subsidiaries has received written notice of any Proceedings in eminent domain, condemnation or other similar Proceedings that are pending, and, to the Knowledge of the Company, there are no such Proceedings threatened, affecting any portion of the Company Leased Real Property.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries have a valid leasehold or occupancy interest in the Company Leased Real Property as necessary to permit the Company and its Subsidiaries to conduct their business in the ordinary course as currently conducted, free and clear of all Liens except Permitted Liens, and (ii) the Company or a Subsidiary of the Company has good and marketable title to, or a valid and binding leasehold or other interest in, all tangible personal property necessary for the conduct of the business of the Company and its Subsidiaries, taken as a whole, as currently conducted, free and clear of all Liens (except for Permitted Liens) and all such property is in good operating condition and repair (ordinary wear and tear excepted) and is suitable for its present use.

3.15 Tax Matters.

(a) All material Tax Returns that are required to be filed by the Company and its Subsidiaries have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true, correct and complete in all material respects. Each of the Company and its Subsidiaries has timely paid all material amounts of Taxes required to be paid by it (whether or not shown on any Tax Returns).

(b) Within the last five (5) years, no unresolved material claim has been made by a Tax Authority in writing in a jurisdiction where the Company or any of its Subsidiaries does not file a particular Tax Return that such Person is subject to taxation by that jurisdiction in respect of a material amount of Taxes that would be covered by or the subject of such Tax Return.

(c) The Company and its Subsidiaries have withheld and paid any material amounts of Taxes required to be withheld from amounts owing to, or collected from, any employee, creditor, stockholders of the Company (or any of its Subsidiaries) or any other Person.

(d) No material deficiencies for material amounts of Taxes have been asserted or assessed by any Governmental Entity in writing against the Company or any of its Subsidiaries which deficiency has not been paid, settled or withdrawn.

(e) There is no pending, ongoing or threatened (in writing) audit, examination, investigation or other Proceeding with respect to material amounts of Taxes of the Company or any of its Subsidiaries.

(f) Neither the Company nor any of its Subsidiaries has agreed in writing to any waiver or extension of any statute of limitations with respect to material Taxes, which waiver or extension remains in effect, nor is any written request for any such waiver or extension currently outstanding (in each case other than pursuant to extensions of time to file). (i) There are no matters under discussion with any Tax Authority, or known to the Company, with respect to Taxes that are likely to result in an additional material liability for Taxes with respect to the Company or any of its Subsidiaries and (ii) there are no issues relating to Taxes of the Company or any of its Subsidiaries were raised by the relevant Tax Authority in any completed audit or examination that would reasonably be expected to result in a material amount of Taxes in a later taxable period.

(g) There are no Liens for material amounts of Taxes upon any property or asset of the Company or any of its Subsidiaries (other than statutory liens for current Taxes not yet due and payable).

(h) Neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355(a) of the Code during the period beginning two (2) years prior to the date of this Agreement.

(i) Neither the Company nor any of its Subsidiaries is (i) a party to any Tax allocation, sharing or indemnity agreement or similar Contract (other than with respect to customary provisions in commercial agreements the primary purpose of which is not related to Taxes), (ii) has been a member of an affiliated group filing a consolidated return for U.S. federal income tax purposes, or any similar group for federal, state, local or foreign Tax purposes, other than, in each case, a group of which the Company or one of its Subsidiaries was the common parent, or (iii) has any liability for the Taxes of any Person (other than Taxes of the Company or its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law) or as a transferee or successor.

(j) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date, as a result of any (i) change in method of accounting pursuant to Section 481 of the Code (or any similar provision of state, local or non-U.S. Law) requested or filed prior to the Closing, (ii) the use of an improper method of accounting prior to Closing, (iii) prepaid amount received or deferred revenue accrued outside the ordinary course of business prior to the Closing, (iv) any installment sale or open transaction disposition made prior to the Closing, (v) any intercompany transaction or excess loss account described in the Treasury Regulations promulgated under Section 1502 of the Code (or any similar or corresponding provision of state, local or foreign Law), or (vi) “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) entered into prior to Closing.

(k) Neither the Company nor any of its Subsidiaries has been a party to a “listed transaction” within the meaning of U.S. Treasury Regulation Sections 1.6011-4(b)(2).

(l) Neither the Company nor any of its Subsidiaries (i) is a party to any gain recognition agreement under Section 367 of the Code; or (ii) has engaged in a trade or business, had a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise become subject to Tax jurisdiction in a country other than the country of its formation.

(m) Except as would not reasonably be expected to be material, individually or in the aggregate, neither the Company nor any of its Subsidiaries (i) has participated in, or cooperated with, an international boycott within the meaning of Section 999 of the Code; (ii) has a “hybrid deduction account” (as such term is defined in Treasury Regulations Section 1.245A(e)-1) with respect to any equity interest in a Subsidiary of the Company nor is a successor to any “hybrid deduction account;” (iii) has engaged, directly or indirectly, in any “extraordinary disposition” or “extraordinary reduction” as such terms are defined in Section 1.245A-5 of the Treasury Regulations, nor is a successor to any “extraordinary disposition account” pursuant to Treasury Regulations Section 1.245A-5; or (iv) has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code. All Subsidiaries resident for income Tax purposes in a country other than the United States have been classified as entities disregarded as separate from their owner for U.S. federal income Tax purposes since their respective dates of formation.

(n) None of the Company or any of its Subsidiaries are subject to any material private letter ruling or closing agreement of the IRS or comparable rulings of, or agreements with, any other Governmental Entity.

(o) There is no material abandoned or unclaimed property or escheat obligation with respect to any property or other assets held or owned by the Company or any of its Subsidiaries, and the Company and each of its Subsidiaries is in compliance in all material respects with applicable Law relating to abandoned or unclaimed property or escheat obligations.

(p) Section 3.15(p) of the Company Disclosure Letter sets forth a true and complete list, as of the date hereof, of all Persons who have the right to receive any payment under the terms of the Tax Receivable Agreement. The Company has delivered or made available to Parent true, complete, and correct copies of the Tax Receivable Agreement and any amendments, restatements, supplements or modifications thereto.

3.16 Material Contracts.

(a) Section 3.16(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date hereof, of each of the following Contracts to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their assets or businesses are bound (and any material amendments, supplements and modifications thereto) (other than any Company Benefit Plans):

(i) any Contract with any third party providing for the purchase of goods and services from the Company or any of its Subsidiaries and that generated gross revenue from such third party in excess of $5,000,000 in the aggregate for the Company and its Subsidiaries, taken as a whole, during the twelve (12)-month period ended December 31, 2025;

(ii) any Contract for the purchase of materials, supplies, goods, services (other than investment bankers, attorneys, accountants and other advisors), equipment or other assets for the ten (10) largest vendors or suppliers of the Company and its Subsidiaries, taken as a whole, based on net expenditures during the twelve (12)-month period ended December 31, 2025;

(iii) any Contract requiring capital expenditures by the Company or any of its Subsidiaries during the twelve (12)-month period ended December 31, 2025 in an amount in excess of $200,000;

(iv) Contracts concerning the establishment or operation of a partnership, joint venture or limited liability company;

(v) Contracts containing (A) a license or other similar right granted by the Company to any third Person (other than Subsidiaries of the Company) with respect to any material Company-Owned Intellectual Property, excluding non-exclusive licenses or other similar rights granted (x) in the ordinary course of business or (y) incidental to the purpose of the Contract taken as a whole or (B) a license or other similar right granted by any third Person (other than Subsidiaries of the Company) to the Company with respect to any material Intellectual Property, excluding (1) “shrink wrap” or “click through” Software licenses or any other non-exclusive license or other similar right to generally commercially available Software with one-time or annual license, maintenance, support or other fees under $500,000, (2) licenses or other similar rights to open source or free Software licenses, (3) non-exclusive talent releases, non-exclusive stock photography licenses or similar grant of rights, or non-exclusive music licenses or similar grant of rights with one-time or annual fees under $500,000, (4) Contracts with influencers for the marketing of Company Products that are entered into in the ordinary course of business and do not materially differ from the Company’s or its applicable Subsidiary’s customary terms in such agreements, (5) Contracts granting the Company rights to customer testimonials or user-generated content that are entered into in the ordinary course of business on the Company’s or its applicable Subsidiary’s customary terms in such agreements, and (6) non-disclosure agreements and other agreements in which the license or other similar grant of rights with respect to applicable Intellectual Property is incidental to the purpose of such agreement taken as a whole;

(vi) the lease agreements of the Company or any of its Subsidiaries that pertain to Company Leased Real Property (each, a “Company Lease Agreement”);

(vii) Contracts containing (A) a covenant materially restricting the ability of the Company or any of its Subsidiaries or affiliates to engage in any line of business in any geographic area or to compete with any Person, to market any product or to solicit customers; (B) a provision pursuant to which the Company or any of its Subsidiaries grants the other party “most favored nation” status or equivalent preferential pricing terms; (C) a right of first refusal or right of first offer or similar right that limits the ability of the Company or any of its Subsidiaries to sell, transfer, pledge or otherwise dispose of assets, rights or properties, or (D) a provision granting the other party exclusivity or similar rights in respect of the business of the Company or any of its Subsidiaries or affiliates, other than exclusive licenses or similar rights granted to Company-Owned Intellectual Property, which are addressed in Section 3.16(a)(v);

(viii) indentures, credit agreements, loan agreements and similar instruments pursuant to which the Company or any of its Subsidiaries has or will incur or assume any indebtedness for borrowed money or has or will guarantee or otherwise become liable for any indebtedness for borrowed money of any other Person for borrowed money (including debt securities) in excess of $500,000, other than any indentures, credit agreements, loan agreements or similar instruments between or among any of the Company and any of its Subsidiaries;

(ix) any Contract that is a Labor Agreement;

(x) Contracts under which there has been imposed a Lien (other than a Permitted Lien) on any of the material assets, tangible or intangible, of the Company or any of its Subsidiaries;

(xi) any Contract that is a settlement, conciliation or similar agreement with any Governmental Entity or pursuant to which the Company or any Subsidiary will have any material outstanding obligation after the date of this Agreement;

(xii) any Contract that relates to the acquisition or disposition of any business, assets or properties (whether by merger, sale of stock, sale of assets or otherwise) outside the ordinary course of business that was entered into after January 1, 2022 or pursuant to which any earn-out or deferred or contingent payment obligations remain outstanding;

(xiii) each Contract between the Company or any of its Subsidiaries, on the one hand, and any officer, director or affiliate (other than a wholly owned Subsidiary) of the Company or any of its Subsidiaries, any beneficial owner, directly or indirectly, of more than five percent (5%) of the shares of the Common Stock or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, including any Contract pursuant to which the Company or any of its Subsidiaries has an obligation to indemnify such officer, director, affiliate, beneficial owner or family member; or

(xiv) any Contract not otherwise described in any other subsection of this Section 3.16(a) that would be required to be filed by the Company as a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC).

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all Contracts set forth in Section 3.16(a) of the Company Disclosure Letter or filed or required to be filed as exhibits to the Company SEC Documents (the “Company Material Contracts”) are valid, binding and in full force and effect and are enforceable against the Company or its applicable Subsidiary in accordance with their terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought, (ii) the Company, or the applicable Subsidiary, has performed all obligations required to be performed by it prior to the date hereof under the Company Material Contracts pursuant to the applicable terms thereunder, and it is not (with or without notice or lapse of time, or both) in breach or default thereunder and, to the Knowledge of the Company, no other party to any Company Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder and (iii) since January 1, 2023, neither the Company nor any of its Subsidiaries has received written notice of termination or non-renewal or any actual or alleged violation of, or failure to comply with, any material term or material requirement of any Company Material Contract. Subject to applicable Law and redaction of competitively sensitive information, true, complete and correct copies of each Company Material Contract (and any material amendments, supplements and modifications thereto) in effect as of the date hereof have been made available to Parent or publicly filed with the SEC prior to the date hereof, in each case, subject to any redaction deemed reasonably necessary by the Company (it being acknowledged by Parent and Merger Sub that each Company Material Contract filed by the Company with the SEC shall be deemed to have been made available to Parent and Merger Sub).

3.17 Intellectual Property, Information Technology.

(a) Section 3.17(a) of the Company Disclosure Letter sets forth a list of all (i) issued patents and pending patent applications, (ii) trademark and service mark registrations and applications, (iii) copyright registrations and applications and (iv) internet domain name registrations, in each case, included in the Company-Owned Intellectual Property (collectively, the “Company Registered Intellectual Property”). The Company or its Subsidiaries have made all necessary filings and paid all necessary registration, maintenance and renewal fees required to have been made or paid as of the date hereof (taking into account any applicable grace periods) for the purpose of maintaining all material Company Registered Intellectual Property. All material Company Registered Intellectual Property is valid, subsisting and, to the Knowledge of the Company, enforceable. Except with respect to any office actions or similar ex parte communications in the ordinary course of prosecution and maintenance of applications and registrations of Intellectual Property, no Proceeding is pending or, to the Knowledge of the Company, is threatened, that challenges the validity, enforceability, registration, ownership or scope of any Company Registered Intellectual Property.

(b) The Company or one of its Subsidiaries is the sole and exclusive owner of the material Company-Owned Intellectual Property, free and clear of all Liens (other than Permitted Liens). Neither the execution and delivery of this Agreement by the Company nor the performance of this Agreement by the Company will result in the loss, forfeiture, termination or material impairment of, or give rise to a right of any Person to materially limit or terminate, any rights of the Company or any of its Subsidiaries in any material Intellectual Property used or held for use by the Company or any of its Subsidiaries in connection with their businesses, or give rise to any right of any Person to charge additional consideration for the continued use by the Company or any of its Subsidiaries of any such Intellectual Property.

(c) All current and former consultants, employees and independent contractors of the Company or its Subsidiaries who have contributed to or participated in the conception, reduction to practice, creation or development of any material Intellectual Property purported to be owned by the Company or any of its Subsidiaries have assigned all right, title and interest of such persons in and to such Intellectual Property to the Company or its applicable Subsidiary (except where ownership of such Intellectual Property vests in the Company or its applicable Subsidiary by operation of law).

(d) To the Knowledge of the Company, neither the Company nor any of its Subsidiaries is infringing, misappropriating, diluting or otherwise violating (or has since January 1, 2023, infringed, misappropriated, diluted or otherwise violated) the Intellectual Property rights of any Person in any material respect. No Proceeding is pending or, to the Knowledge of the Company is threatened, alleging that the Company or any of its Subsidiaries has infringed, misappropriated, diluted or otherwise violated any Intellectual Property rights of any Person in any material respect. Neither the Company nor any of its Subsidiaries is subject to any settlements, covenants not to sue, consents, judgments, orders or similar obligations that restrict the rights of the Company or its Subsidiaries to (i) use any material Intellectual Property or (ii) enforce any material Company-Owned Intellectual Property, in each case ((i)-(ii)) in any material respect. To the Knowledge of the Company, no Person is infringing, misappropriating, diluting or otherwise violating (or has since January 1, 2023, infringed, misappropriated, diluted or otherwise violated) any Company-Owned Intellectual Property in any material respect.

(e) The Company and its Subsidiaries have in place commercially reasonable policies and procedures to protect and preserve the confidentiality of all confidential information and trade secrets related to the Company or its Subsidiaries or used or held for use by the Company or its Subsidiaries in its business, including any confidential information provided by any third party to Company or any of its Subsidiaries. All current and former employees and contractors of the Company and its Subsidiaries and any third party to whom the Company or its Subsidiaries provide access to such trade secrets or confidential information are subject to contractual, legal, or binding ethical or professional obligations to maintain the confidentiality of such trade secrets and confidential information. To the Knowledge of the Company, there has been no material breach of any such obligations with respect to any trade secrets or material confidential information by any such Person since January 1, 2023.

(f) The computer systems, including the Software, hardware, networks, platforms and related systems, owned, leased or licensed by the Company or any of its Subsidiaries which are used in connection with their businesses (collectively, the “Company Systems”) are sufficient in all material respects for the current needs of the Company and its Subsidiaries, including as to capacity, scalability and ability to process current peak volumes in a timely manner.

Since January 1, 2023, there have been no material failures, breakdowns, or other adverse events affecting any Company Systems that have materially impacted the conduct of the Company’s and its Subsidiaries’ businesses. The Company and its Subsidiaries maintain commercially reasonable data backup, system redundancy, and disaster recovery and business continuity plans and procedures, and have taken commercially reasonable measures to protect the integrity and security of the Company Systems (including the information and transactions stored or contained therein or transmitted thereby). Except as would not be material to the Company and its Subsidiaries taken as a whole, to the Knowledge of the Company, since January 1, 2023, there have been no breaches of the security of such Company Systems or other unauthorized access to the Company Systems, which has resulted in the unauthorized access, use disclosure, deletion, destruction, modification, encryption or corruption of any material information stored or contained therein or transmitted thereby.

3.18 Data Privacy.

(a) The Company and each of its Subsidiaries, and to the Knowledge of the Company, all affiliates and/or third parties with respect to the Processing of Personal Information on behalf of, and/or sharing Personal Information with, the Company and its Subsidiaries (collectively, “Data Partners”), comply and have, at all times since January 1, 2023, complied with all applicable (i) Privacy Laws, (ii) policies, notices, and/or statements related to privacy, security or the Processing of Personal Information (each, “Privacy Policy”), and (iii) contractual commitments related to privacy, security, or the Processing of Personal Information (collectively, the “Privacy Requirements”), except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company and each of its Subsidiaries have, at all times since January 1, 2023, provided a Privacy Policy to individuals prior to the collection of any Personal Information and obtained compliant consent from individuals where required under applicable Privacy Laws. The Company and its Subsidiaries have delivered or made available to Parent true, complete, and correct copies of all current and past Privacy Policies, and all such Privacy Policies are and have, at all times since January 1, 2023, been materially accurate, consistent and complete and not materially misleading or deceptive, including by omission.

(b) The execution, delivery, and performance of this Agreement and the Transactions do not and will not: (i) conflict with or result in a material violation or breach of any Privacy Requirements; (ii) require the consent of or provision of notice to any Person concerning such Person’s Personal Information; (iii) give rise to any right of termination or other right to impair or limit Parent’s rights to own and Process any Personal Information used in or necessary for the operation of the Company and its Subsidiaries’ business; or (iv) otherwise prohibit the transfer of Personal Information to Parent.

(c) Since January 1, 2023, the Company and each of its Subsidiaries have implemented and complied with commercially reasonable procedures for conducting due diligence on all material Data Partners to assess their information security program and compliance with applicable Privacy Laws.

(d) The Company and each of its Subsidiaries have, at all times since January 1, 2023, implemented, maintained and complied with commercially reasonable technical, physical and organizational measures, plans, procedures, controls, and programs, including a written information security program, that comply with the Privacy Requirements and are designed to protect Personal Information and confidential information against Security Incident. Neither the Company nor any of its Subsidiaries have identified any high or critical vulnerabilities in the Company Systems owned by the Company or its Subsidiaries via security audits, penetration tests, and/or vulnerability scans that have not been fully remediated. Since January 1, 2023, none of the Company, its Subsidiaries, or, to the Knowledge of the Company, any Data Partner with respect to its Processing of Personal Information on behalf of the Company and its Subsidiaries, have experienced any material Security Incidents.

(e) In relation to any Security Incident and/or actual or alleged violation of a Privacy Requirement since January 1, 2023, none of the Company, its Subsidiaries, or to the Knowledge of the Company, any Data Partner has (i) notified or been required to notify any Person or (ii) received any written notice, inquiry, request, claim, complaint, correspondence or other communication from, or, to the Knowledge of the Company, have been the subject of any investigation or enforcement action by, any Person. There are no facts or circumstances to the Knowledge of the Company that could reasonably give rise to the occurrence of (i) or (ii).

(f) The Company and its Subsidiaries maintain insurance coverage containing commercially reasonable policy terms and limits that are appropriate to the risk of liability relating to any Security Incident, unauthorized Processing of Personal Information, or violation of the Privacy Requirements, and no claims have been made under such insurance policy(ies) since January 1, 2023.

3.19 Insurance. True, correct and complete copies of all currently effective material insurance policies issued in favor of the Company or any of its Subsidiaries have been made available to Parent prior to the date hereof. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (a) all insurance policies maintained by the Company and its Subsidiaries are in full force and effect and all premiums due and payable thereon have been paid; (b) neither the Company nor any of its Subsidiaries is in breach of or default under any of such insurance policies; and (c) since December 31, 2024, the Company has not received any written notice of termination or cancelation or material denial of coverage with respect to any insurance policy.

3.20 Broker’s Fees. Except for J.P. Morgan Securities LLC, neither the Company nor any of its Subsidiaries nor any of their respective officers or directors on behalf of the Company or such Subsidiaries has employed any financial advisor, broker or finder or incurred any liability for any financial advisory, broker’s fees, commissions or finder’s fees in connection with any of the Transactions.

3.21 Opinion of Financial Advisor. J.P. Morgan Securities LLC, the Company’s financial advisor, has delivered to the Company Board its opinion in writing or orally, in which case, such opinion will be subsequently confirmed in writing, to the effect that, as of the date of such opinion, and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan Securities LLC in preparing its opinion, the Merger Consideration to be paid to the holders of the Shares, other than holders of Shares to be cancelled or converted pursuant to Section 2.1(b) and other than holders of Dissenting Shares, in the Merger is fair, from a financial point of view, to such holders.

3.22 No Other Representations or Warranties. Except for the representations and warranties expressly set forth in this Article 3, none of the Company or any other Person on behalf of the Company or its Subsidiaries or affiliates makes any express or implied representation or warranty (and there is and has been no reliance by Parent, Merger Sub or any of their respective affiliates or Representatives on any such representation or warranty) with respect to the Company, its Subsidiaries or their respective businesses or with respect to any other information provided, or made available, to Parent, Merger Sub or their respective Representatives or affiliates in connection with the Transactions, including the accuracy or completeness thereof. Without limiting the foregoing, neither the Company nor any other Person will have or be subject to any liability or other obligation to Parent, Merger Sub or their Representatives or affiliates or any other Person resulting from Parent’s, Merger Sub’s or their Representatives’ or affiliates’ use of any information, documents, projections, forecasts or other material made available to Parent, Merger Sub or their Representatives or affiliates (including in the electronic data room maintained by the Company for purposes of the Transactions, teasers, marketing materials, management presentations, confidential information memorandums, functional “break-out” discussions, responses to questions submitted on behalf of Parent, Merger Sub or their respective Representatives or in any other form in connection with the Transactions or any descriptive memorandum or supplemental information), or statements made (or any omissions therefrom), to Parent, Merger Sub, any Parent Subsidiary, or any of their respective affiliates, stockholders, controlling Persons or Representatives, except as, and only to the extent, expressly set forth in Article 3.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the disclosure letter delivered by Parent and Merger Sub to the Company (the “Parent Disclosure Letter”) prior to the execution of this Agreement (with specific reference to the representations and warranties in this Article 4 to which the information in such schedule relates; provided, that, disclosure in the Parent Disclosure Letter as to a specific representation or warranty shall qualify any other sections of this Agreement to the extent (notwithstanding the absence of a specific cross reference) it is reasonably apparent on the face of such disclosure that such disclosure relates to such other sections), Parent and Merger Sub hereby represent and warrant to the Company as follows:

4.1 Corporate Organization. Each of Parent and Merger Sub is a corporation or other entity duly organized, validly existing and, to the extent applicable, in good standing under the Laws of the jurisdiction of its organization, and has the requisite corporate or other entity power and authority to own or lease all of its properties and assets, and to carry on its business as it is now being conducted. Each of Parent and Merger Sub is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified, has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.2 Authority, Execution and Delivery; Enforceability. Each of Parent and Merger Sub has all necessary power and authority to execute and deliver this Agreement, to perform and comply with each of its obligations under this Agreement and to consummate the Transactions, including the Merger, applicable to such party. The execution and delivery by each of Parent and Merger Sub of this Agreement, the performance and compliance by Parent and Merger Sub with each of its obligations herein and the consummation by Parent and Merger Sub of the Transactions, including the Merger, applicable to it have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub and no stockholder votes are necessary to authorize this Agreement or the consummation by Parent and Merger Sub of the Transactions, including the Merger, to which it is a party. Each of Parent and Merger Sub has duly and validly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company of this Agreement, this Agreement constitutes Parent’s and Merger Sub’s legal, valid and binding obligation, enforceable against each of Parent and Merger Sub in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought.

4.3 No Conflicts.

(a) The execution and delivery of this Agreement by Parent and Merger Sub, does not and will not, and the performance of this Agreement by Parent and Merger Sub will not: (i) conflict with or violate any provision of the certificate of incorporation, bylaws or similar organizational documents of Parent or Merger Sub; (ii) assuming that all consents, approvals, authorizations and permits described in Section 4.3(b) have been obtained and all filings and notifications described in Section 4.3(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Parent or Merger Sub or any other Subsidiary of Parent (each a “Parent Subsidiary,” and collectively, the “Parent Subsidiaries”), or by which any property or asset of Parent, a Parent Subsidiary, or Merger Sub is bound or affected; or (iii) require any consent or approval under, result in any breach of or any loss of any benefit under, constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Parent or any Parent Subsidiary, including Merger Sub, pursuant to, any Contract or Permit to which Parent, any Parent Subsidiary or Merger Sub is a party, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b) The execution and delivery of this Agreement by Parent and Merger Sub does not and will not, and the consummation by Parent and Merger Sub of the Transactions, including the Merger, and compliance by Parent and Merger Sub with any of the terms or provisions hereof will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except: (i) under the Exchange Act, including the filing and mailing of the Information Statement with the SEC and any amendments or supplements thereto, and the rules and regulations of Nasdaq; (ii) as required or advisable under the HSR Act and any other applicable Competition Laws set forth on Section 3.4(b) of the Company Disclosure Letter; (iii) the filing and recordation of the Certificate of Merger, as required by the DGCL; and (iv) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

4.4 Litigation. As of the date of this Agreement, there is no Proceeding pending, or, to the Knowledge of Parent, threatened that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect, and neither Parent nor Merger Sub is subject to any outstanding Order that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

4.5 Financing. Parent has available to it, and (assuming satisfaction, or waiver in accordance with Section 7.5, of the conditions of Parent’s and Merger Sub’s obligations to consummate the Merger) will have on the Closing Date, the funds necessary to (i) consummate the Transactions; (ii) pay any and all fees and expenses required to be paid at Closing by Parent and Merger Sub in connection with the Transactions; and (iii) satisfy all of the other payment obligations of Parent and Merger Sub in connection with this Agreement and the Transactions contemplated hereunder.

4.6 Information Supplied. The information relating to Parent and its Subsidiaries to the extent supplied by or on behalf of Parent to be contained in, or incorporated by reference in, the Information Statement will not, at the date the Information Statement or any amendment or supplement thereto is mailed to the Company Stockholders contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they are made, not false or misleading. Notwithstanding the foregoing provisions of this Section 4.6, no representation or warranty is made by Parent or Merger Sub with respect to information or statements made or incorporated by reference in the Information Statement based on information supplied by or on behalf of Company for inclusion or incorporation by reference therein.

4.7 Ownership of Company Capital Stock. None of Parent, Merger Sub or any affiliate of Parent beneficially owns any Shares or other Equity Interests in the Company as of the date hereof. Neither Parent nor Merger Sub is, nor at any time during the last three (3) years has it been, an “interested stockholder” of the Company as defined in Article IX of the Company Charter.

4.8 Ownership of Merger Sub. All of the outstanding Equity Interests of Merger Sub have been duly authorized and validly issued. All of the issued and outstanding Equity Interests of Merger Sub are, and at the Effective Time will be, owned directly or indirectly by Parent. Merger Sub was formed solely for purposes of the Merger and, except for matters incident to formation and execution and delivery of this Agreement and the performance of the Transactions, including the Merger, has not prior to the date hereof engaged in any business or other activities. Merger Sub has no outstanding option, warrant, right or any other agreement pursuant to which any Person other than Parent may acquire any Equity Interests of Merger Sub.

4.9 Brokers. Except for Perella Weinberg Partners LP, neither Parent nor any Parent Subsidiary nor any of their respective officers or directors on behalf of Parent or such Parent Subsidiary has employed any financial advisor, broker or finder or incurred any liability for any financial advisory, broker’s fees, commissions or finder’s fees in connection with any of the Transactions.

4.10 No Other Representations and Warranties. Each of Parent and Merger Sub has conducted its own independent review and analysis of the business, operations, assets, Intellectual Property, technology, liabilities, results of operations, financial condition and prospects of the Company, and each of them acknowledges that it and its Representatives have received access to books and records, facilities, equipment, contracts and other assets of the Company, and that it and its Representatives have had the opportunity to meet with the management of the Company and to discuss the business and assets of the Company. Each of Parent and Merger Sub acknowledges that neither the Company nor any Person on behalf of the Company makes, and none of Parent or Merger Sub has relied upon, any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided to Parent or Merger Sub in connection with the Transactions, including the accuracy or completeness thereof, other than the representations and warranties contained in Article 3. Each of Parent and Merger Sub acknowledges and agrees that, to the fullest extent permitted by applicable Law, the Company and its Subsidiaries, and their respective affiliates, stockholders, controlling Persons or Representatives shall not have any liability or responsibility whatsoever to Parent, Merger Sub, any Parent Subsidiary, or their respective affiliates, stockholders, controlling Persons or Representatives on any basis (including in contract or tort, under federal or state securities Laws or otherwise) based upon any information (including any statement, document or agreement delivered pursuant to this Agreement and any financial statements and any projections, estimates or other forward-looking information) provided or made available (including in any data rooms, teasers, marketing materials, management presentations, confidential information memorandums, functional “break-out” discussions, responses to questions submitted on behalf of Parent, Merger Sub or their respective Representatives or in any other form in connection with the Transactions or any descriptive memorandum or supplemental information), or statements made (or any omissions therefrom), to Parent, Merger Sub, any Parent Subsidiary, or any of their respective affiliates, stockholders, controlling Persons or Representatives, except as, and only to the extent, expressly set forth in Article 3.

ARTICLE 5

COVENANTS

5.1 Conduct of Business by the Company Pending the Closing. Between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with Article 7, except (i) as set forth in Section 5.1 of the Company Disclosure Letter or as otherwise expressly contemplated by any other provision of this Agreement, (ii) as required by applicable Law or (iii) with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), the Company will, and will cause each of its Subsidiaries to, use commercially reasonable efforts to, (a) conduct its operations in material compliance with applicable Law and in all material respects only in the ordinary course of business and (b) to preserve the goodwill and current relationships of the Company and each of its Subsidiaries with customers, suppliers, vendors, distributors, licensors, licensees, Governmental Entities and other

Persons with which the Company or any of its Subsidiaries has significant business relations; provided, however, that no action by the Company or its Subsidiaries with respect to matters expressly permitted by any provision of this Section 5.1 shall be deemed a breach of this sentence. Without limiting the foregoing, except (i) as set forth in Section 5.1 of the Company Disclosure Letter or as otherwise expressly contemplated by any other provision of this Agreement, (ii) as required by applicable Law or (iii) with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall not, and shall not permit any of its Subsidiaries to, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with Article 7, directly or indirectly, take any of the following actions:

(a) amend (i) its certificate of incorporation or bylaws or equivalent organizational documents or (ii) the terms of the Tax Receivable Agreement (except as set forth in the TRA Waiver and Amendment);

(b) (i) form any Subsidiary, (ii) enter into any new line of business, (iii) abandon or discontinue any existing line of business, (iv) authorize or effect any material change to the principal business of the Company as currently conducted and as currently proposed to be conducted, or (v) agree to any covenant materially limiting the ability of the Company or any of its affiliates or Subsidiaries to compete or engage in any line of business or to compete with any Person in any geographic area;

(c) issue, sell, pledge, dispose of, grant, transfer or encumber any shares of capital stock of, or other Equity Interests in, the Company or any of its Subsidiaries of any class, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Equity Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities of the Company or any of its Subsidiaries, other than (i) the issuance of Shares upon the exercise of Company Options or settlement of Company RSU Awards outstanding as of the date hereof in accordance with their terms or (ii) grants of Company RSU Awards to Service Providers as set forth in Schedule 5.1(c);

(d) sell, pledge, dispose of, transfer, lease, license, guarantee or encumber any material property or assets of the Company or any of its Subsidiaries (other than Intellectual Property) having a value in excess of $500,000 in the aggregate, except (i) between or among the Company and any of its wholly owned Subsidiaries (or between or among any such Subsidiaries) or (ii) the sale of Company Products in the ordinary course of business or as required by an Order or applicable Law;

(e) sell, assign, pledge, transfer, encumber, license, sublicense, abandon, allow to lapse or otherwise dispose of any material Company-Owned Intellectual Property, except in the ordinary course of business or in the case of Permitted Liens;

(f) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock or other Equity Interests, except for dividends paid by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary of the Company;

(g) reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or other Equity Interests, except (i) with respect to any wholly owned Subsidiary of the Company or (ii) pursuant to the forfeiture conditions of Company Options or Company RSU Awards or the cashless exercise or withholding provisions of such Company Options or Company RSU Awards, in each case, in accordance with the terms and conditions thereof as of the date of this Agreement;

(h) merge or consolidate the Company or any of its Subsidiaries with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries except with respect to any wholly owned Subsidiaries of the Company;

(i) acquire any material assets (other than acquisitions of raw materials, inventory held for sale and other assets or property in the ordinary course of business) or any other Person or business of any other Person (whether by merger or consolidation, acquisition of stock or assets or by formation of a joint venture or otherwise) or make any investment in any Person, other than an investment in any wholly owned Subsidiary of the Company;

(j) incur any indebtedness for borrowed money or issue any debt securities, except for intercompany loans between or among any of the Company and its direct or indirect wholly-owned Subsidiaries, or assume, guarantee or endorse, or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any Person (other than a wholly owned Subsidiary of the Company) for borrowed money; provided, that, notwithstanding the foregoing, the Company may incur indebtedness for borrowed money under the revolver facility pursuant to the Credit Agreement in an amount not to exceed $20,000,000 at any one time;

(k) make any loans, advances or capital contributions to, or investments in, any other Person (other than advances to employees for reimbursable expenses or between or among the Company and any of its direct or indirect wholly-owned Subsidiaries, in each case, in the ordinary course of business) in excess of $500,000 in the aggregate;

(l) assign, terminate, cancel or agree to any material amendment to or waiver of material terms under any Company Material Contract in a manner adverse to the Company or its applicable Subsidiary, or enter into any Contract that, if existing on the date hereof, would be any Company Material Contract;

(m) except to the extent required by this Agreement, the terms of any Company Benefit Plan or pursuant to applicable Law, (i) hire, promote, engage, terminate, furlough or temporarily lay off any Service Provider (other than due to death or disability or for cause) whose annual base compensation would equal or exceed $300,000, (ii) increase the cash compensation or any other form of compensation or benefits of any Service Provider, other than (x) annual merit increases to base salary or base wage rate in the ordinary course of business for such individuals whose annual base salary would not equal or exceed $300,000 following such increase and (y) immaterial increases in the ordinary course of business to health and welfare benefits provided by a professional employer organization to Company employees, (iii) accelerate the vesting, funding or payment of any compensation or benefits to any current or former Service Provider, (iv) grant any severance or termination pay to (or amend any such existing arrangement with) any current or former Service Provider, (v) terminate or materially amend any Company Benefit Plan required to be scheduled on Section 3.11(a) of the Company Disclosure Letter, or enter into or adopt a plan, program, agreement or arrangement that would be a Company Benefit Plan that is required to be scheduled on Section 3.11(a) of the Company Disclosure Letter if it were in existence as of the date hereof (provided that immaterial amendments to any benefit plan in the ordinary course of business by a professional employer organization providing benefits to Company employees shall not violate this clause (v)), (vi) grant any equity or equity-linked awards or other bonus, commission or incentive compensation to any Service Provider other than as permitted under Section 5.1(c)(ii) hereof, or (vii) modify, extend or enter into, or agree to assume or otherwise be bound by, any Labor Agreement or other Contract with a Union or recognize or certify any Union as the bargaining representative for any employees of the Company or any Subsidiary;

(n) implement or announce any employee layoffs, facility closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, work schedule changes or other such actions that could reasonably be expected to implicate notification requirements or actually does implicate the notification requirements of the WARN Act;

(o) waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any Service Provider whose annual base salary is equal to or exceeds $300,000;

(p) make any material change in accounting policies, practices, principles, methods or procedures, other than as required by GAAP or by a Governmental Entity;

(q) compromise, settle or agree to settle any Proceeding other than compromises, settlements or agreements in the ordinary course of business that involve the payment of monetary damages not in excess of $500,000 individually or $2,500,000 in the aggregate (in each case, net of the Company’s litigation loss reserve and any insurance coverage maintained by the Company or any of its Subsidiaries), in any case, without the imposition of equitable relief on, or the admission of wrongdoing by, the Company or any of its Subsidiaries;

(r) make any capital expenditures in the aggregate (or any authorization or commitment with respect thereto) in excess of $3,000,000 per fiscal year;

(s) (i) make (to the extent inconsistent with past practice), change or revoke any material Tax election, (ii) adopt or change any of its material methods of accounting for Tax purposes, (iii) change any annual Tax accounting period, (iv) enter into any material settlement or “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) with respect to any material Tax claim, notice, audit, assessment or dispute, (v) file any material amended Tax Return, (vi) surrender any right to claim a material Tax refund, (vii) initiate any voluntary disclosure, amnesty or similar program with respect to material Taxes or (viii) consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(t) materially modify, in a manner materially adverse to the Company and its Subsidiaries taken as a whole, the terms and conditions (including pricing, fees, payment terms, and subscription length) under which the Company’s products and services are offered directly to consumers by the Company or its Subsidiaries (other than in the ordinary course of business or as may be required to comply with (i) mobile application store or other e-commerce platform requirements or (ii) any Order or applicable Law);

(u) make any material amendments to the Company’s insurance policies, or fail to use commercially reasonable efforts to maintain the Company’s insurance policies or comparable replacement policies with respect to the material assets, operations and activities of the Company and the Subsidiaries of the Company;

(v) convene any special meeting of the Company Stockholders (or postpone or adjourn any special meeting), or propose any matters for consideration and a vote of the Company Stockholders (other than any special meeting duly called by Company Stockholders); or

(w) authorize or enter into any Contract, or otherwise make any commitment to do any of the foregoing.

5.2 Access to Information; Confidentiality. From the date of this Agreement to the earlier of the Effective Time and the termination of this Agreement in accordance with Article 7, solely for purposes of furthering the consummation of the Transactions or integration planning relating thereto, the Company shall, and shall cause each of its Subsidiaries to: (a) provide to Parent and Merger Sub and their respective Representatives reasonable access during normal business hours in such a manner as not to interfere unreasonably with the business conducted by the Company or any of its Subsidiaries or create risk of damage or destruction to any asset or property of the Company or any of its Subsidiaries, upon reasonable prior notice to the Company, to the officers, employees, properties, offices and other facilities of the Company and each of its Subsidiaries and to the books and records thereof; (b) cause the Company’s and its Subsidiaries’ employees, advisors and other Representatives to reasonably cooperate with Parent and its Representatives during normal business hours upon reasonable prior notice with respect to Parent’s investigation of the Company and its Subsidiaries; and (c) furnish during normal business hours upon reasonable prior notice such information (to the extent not publicly available) concerning the business, properties, Contracts, assets and liabilities of the Company and each of its Subsidiaries as Parent or its Representatives may reasonably request; provided, however, that, the Company shall not be required to (nor to cause any of its Subsidiaries to) afford such access or furnish such information pursuant to this Section 5.2 to the extent the Company, in its reasonable discretion, has determined that doing so would: (i) result in the loss of attorney-client privilege, work-product doctrine or any other applicable legal attorney-client privilege (but the Company shall use its reasonable best efforts to allow for such access or disclosure in a manner that does not result in a loss of attorney-client, work-product doctrine or any other applicable legal privilege); (ii) result in the disclosure of any trade secrets of third parties; (iii) relate to an Acquisition Proposal, a Company Board Recommendation Change, a Superior Proposal or an Intervening Event (except to the extent required pursuant to Section 5.3); or (iv) breach, contravene or violate any applicable Law or the provisions of any agreement to which the Company or any of its Subsidiaries is a party (but the Company shall use its reasonable best efforts to allow for such access or disclosure in a manner that does not result in such breach, contravention or violation). Nothing in this Section 5.2 shall be construed to require the Company or any of its Representatives to prepare any reports, analyses, appraisals or opinions. Any access to the properties of the Company and each of its Subsidiaries will be subject to the Company’s reasonable security measures and insurance requirements and will not include the right to perform invasive testing. Notwithstanding anything herein to the contrary, the Company shall not be required to provide access or furnish any information to Parent pursuant to this Section 5.2 to the extent that such access or information is reasonably pertinent to a litigation where the Company or any of its affiliates, on the one hand, and Parent or any of its affiliates, on the other hand, are adverse parties. The Confidentiality Agreement, dated as of November 1, 2025, by and between the Company and Henkel AG & Co. KGAA (as amended, the “Confidentiality Agreement”), shall apply with respect to information furnished under this Section 5.2 by the Company, its Subsidiaries and their Representatives.

5.3 Treatment of Acquisition Proposals.

(a) No Solicitation. As promptly as possible after the date hereof, the Company shall cease, and shall direct its Representatives to cease, any discussions or negotiations with any Person (other than Parent) and its affiliates and Representatives related to, or that would reasonably be expected to lead to, an Acquisition Proposal (including any provision of non-public information regarding the Company and its Subsidiaries) and shall promptly (and, in any event, within two (2) Business Days after the date hereof) request that each such Person (other than Parent and its Representatives) that has, prior to the date hereof, executed a confidentiality agreement in connection with such Person’s consideration of an Acquisition Transaction with the Company, to return or destroy all confidential information furnished to such Person by or on behalf of the Company in connection with any such discussions or negotiations and terminate the access of any Person (other than Parent and its Representatives) to any physical or electronic data room related to a potential Acquisition Proposal. Subject to the terms of Section 5.3(b), from the date hereof until the earlier to occur of the valid termination of this Agreement pursuant to Article 7 and the Effective Time, the Company shall not, and shall cause its Subsidiaries, directors and officers, not to, and shall direct its other Representatives not to, directly or indirectly: (i) solicit, initiate, knowingly encourage or facilitate the making or submission of any Acquisition Proposal (it being understood and agreed that ministerial acts that are not otherwise prohibited by this Section 5.3(a) (such as answering unsolicited phone calls) shall not be deemed to facilitate for purposes of, or otherwise constitute a violation of, this Section 5.3); (ii) furnish to any Person (other than to Parent or Merger Sub and their respective Representatives) any non-public information relating to the Company or any of its Subsidiaries or afford to any Person (other than Parent or Merger Sub and their respective Representatives) access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries, in any such case in any manner that relates to or would reasonably be expected to lead to an Acquisition Proposal; (iii) participate in or engage in discussions or negotiations with any Person that relates to or would reasonably be expected to lead to an Acquisition Proposal; (iv) grant any waiver or release under Section 203 of the DGCL or any other state takeover Law; or (v) enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction, other than an Acceptable Confidentiality Agreement (any such letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract providing for an Acquisition Transaction, an “Alternative Acquisition Agreement”).

(b) Superior Proposals. Notwithstanding anything to the contrary in Section 5.3(a), from the date of this Agreement and continuing until the receipt of Company Stockholder Approval, the Company may, directly or indirectly through one or more of its Representatives, participate or engage in discussions or negotiations with, furnish non-public information relating to the Company or any of its Subsidiaries to, or afford access to the business, properties, assets, books, records or other non-public information, or to any personnel of the Company or any of its Subsidiaries pursuant to an Acceptable Confidentiality Agreement to, any Person (and its Representatives and potential financing sources) that has made, renewed or delivered to the Company an Acquisition Proposal after the date of this Agreement if and only if (i) the Company Board or a committee thereof has determined in good faith (after consultation with its financial advisors and outside legal counsel) that such Acquisition Proposal constitutes, or could reasonably be expected to lead to, a Superior Proposal, (ii) the Company Board or a committee thereof has determined in good faith (after consultation with its financial advisors and outside legal counsel) that the failure to do so would reasonably be expected to be inconsistent with its fiduciary duties pursuant to applicable Law, and (iii) prior to furnishing any non-public information to such Person, the Company receives from such Person an executed Acceptable Confidentiality Agreement; provided, that, subject to applicable Law, the Company shall promptly make available to Parent and Merger Sub any non-public information concerning the Company that is provided to any such Person or its Representatives or potential financing sources pursuant to this Section 5.3(b) that was not previously made available to Parent and Merger Sub prior to, or simultaneously with, furnishing such information to such Person or its Representatives or potential financing sources.

(c) No Change in Company Board Recommendation or Entry into an Alternative Acquisition Agreement. Except as permitted by Section 5.3(d), at no time after the date of this Agreement may the Company Board or any committee thereof:

(i) (A) withhold, withdraw, amend, qualify or modify, or publicly propose to withhold, withdraw, amend, qualify or modify, the Company Board Recommendation in a manner adverse to Parent and Merger Sub; (B) adopt, approve or recommend to the Company Stockholders an Acquisition Proposal; or (C) fail to publicly and without qualification reaffirm the Company Board Recommendation, or to fail to publicly recommend against any such Acquisition Proposal, within ten (10) Business Days after any written request by Parent to do so following the public announcement of any Acquisition Proposal (it being understood that the Company will have no obligation to make such reaffirmation more than twice with respect to any Acquisition Proposal) (any action described in clauses (A), (B), and (C), a “Company Board Recommendation Change”); or

(ii) cause or permit the Company or any of its Subsidiaries to enter into an Alternative Acquisition Agreement.

(d) Company Board Recommendation Change. Notwithstanding anything to the contrary in this Agreement, at any time prior to obtaining the Company Stockholder Approval:

(i) if the Company has received a bona fide written Acquisition Proposal that did not result from a breach of Section 5.3(a) that the Company Board has determined in good faith (after consultation with its financial advisor and outside legal counsel) constitutes a Superior Proposal, then the Company Board or a committee thereof may effect a Company Board Recommendation Change with respect to such Acquisition Proposal; provided, however, that the Company Board shall not effect a Company Board Recommendation Change unless:

(A) the Company Board or a committee thereof determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to do so would reasonably be expected to be inconsistent with its fiduciary duties pursuant to applicable Law;

(B) the Company has provided prior written notice to Parent and Merger Sub at least four (4) Business Days in advance (the “Notice Period”) that the Company Board or a committee thereof has received a Superior Proposal and intends to take such action, and a reasonably detailed summary of the rationale for the potential making of a Company Board Recommendation Change, which notice shall include the identity of the Person making the Superior Proposal, an unredacted copy of the Superior Proposal that is the basis for the proposed action, it being understood that the delivery of a notice of Superior Proposal or any amendment or update thereto or the determination to so deliver such notice shall not in and of itself constitute a Company Board Recommendation Change, so long as such notices are delivered privately to Parent and would not reasonably be expected to require public disclosure thereof; and

(C) prior to taking such action, the Company and its Representatives, during the Notice Period, shall have negotiated with Parent and its Representatives in good faith (to the extent that Parent requests to so negotiate) to make such adjustments to the terms and conditions of this Agreement such that, after taking into account any adjustments to the terms and conditions of this Agreement proposed by Parent, the Company Board or a committee thereof would no longer determine that the failure to make a Company Board Recommendation Change in response to such Acquisition Proposal would be inconsistent with its fiduciary duties pursuant to applicable Law or such Acquisition Proposal would cease to constitute a Superior Proposal; provided, however, that, in the event of any material revisions to such Acquisition Proposal (including any change in price), the Company shall be required to deliver a new written notice to Parent and Merger Sub and to comply with the requirements of this Section 5.3(d)(i)(B) with respect to such new written notice (it being understood that the Notice Period in respect of such new written notice will be two (2) Business Days);

(ii) the Company Board or a committee thereof may effect a Company Board Recommendation Change in connection with an Intervening Event if the Company Board or a committee thereof determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to do so would be inconsistent with its fiduciary duties pursuant to applicable Law; provided, however, that, the Company Board or a committee thereof shall not effect such a Company Board Recommendation Change, unless:

(A) the Company has provided prior written notice to Parent and Merger Sub at least three (3) Business Days in advance that the Company Board or a committee thereof intends to effect a Company Board Recommendation Change, which notice shall describe the applicable Intervening Event in reasonable detail; and

(B) prior to effecting such Company Board Recommendation Change, the Company and its Representatives, during such three (3)-Business Day period, shall have negotiated with Parent and its Representatives in good faith (to the extent Parent requests to so negotiate) to make such adjustments to the terms and conditions of this Agreement so that the Company Board or a committee thereof would no longer determine that the failure to make a Company Board Recommendation Change in connection with such Intervening Event would be inconsistent with its fiduciary duties pursuant to applicable Law.

(e) Notice. From the date hereof until the earlier to occur of the termination of this Agreement pursuant to Article 7 and the Effective Time, the Company shall promptly (and, in any event, within forty-eight (48) hours) notify Parent and Merger Sub if any Acquisition Proposal (or inquiry or offer that would reasonably be expected to lead to an Acquisition Proposal) is received by the Company or any of its affiliates or Representatives, including the Company Board. Such notice shall include (i) the identity of the Person making the Acquisition Proposal, inquiry or offer, (ii) if in writing, a copy of such Acquisition Proposal, inquiry or offer (and if available, drafts of any Contract to effectuate such Acquisition Proposal) and copies of any financing commitments (but excluding any fee letters that are customarily redacted with respect thereto) received by the Company in connection therewith and (iii) if made orally, a summary of the material terms and conditions of such Acquisition Proposal. From the date hereof until the earlier to occur of the termination of this Agreement pursuant to Article 7 and the Effective Time, the Company shall (i) keep Parent and Merger Sub reasonably informed of the status and any material changes to the material terms and conditions of any such Acquisition Proposal (including by providing unredacted copies of all amendments and proposed amendments provided to or by such Person) and (ii) shall notify Parent promptly (and, in any event, within forty-eight (48) hours) after it first enters into discussions or negotiations concerning such Acquisition Proposal or provides non-public information or data to any Person relating thereto.

(f) Certain Disclosures. Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement will prohibit the Company or the Company Board or a committee thereof from (i) taking and disclosing to the Company Stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act that does not recommend acceptance of the applicable tender offer or making a “stop, look and listen” communication to the Company Stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any similar communication); (ii) informing any Person of the existence of the provisions contained in this Section 5.3; or (iii) complying with the Company’s disclosure obligations under United States federal or state Law with regard to an Acquisition Proposal; provided it is understood and agreed that, for purposes of this Agreement, a factually accurate public statement by the Company or the Company Board or a committee thereof, to the extent required by Law, that describes the Company’s receipt of an Acquisition Proposal, the identity of the Person making such Acquisition Proposal, the material terms of such Acquisition Proposal and/or the operation of this Agreement with respect thereto will not, in and of itself, be deemed to be a Company Board Recommendation Change, provided that this Section 5.3 shall not be deemed to permit the Company or the Company Board to effect a Company Board Recommendation Change except in accordance with Section 5.3(c) and any such disclosure shall include an express reaffirmation of the Company Board Recommendation.

5.4 Written Consent; Preparation of Information Statement.

(a) In accordance with applicable Law, including Section 228 of the DGCL, and the Company Charter and Company Bylaws, immediately after the execution of this Agreement, and in lieu of calling a meeting of the Company Stockholders, the Company shall use its commercially reasonable efforts to obtain as promptly as practicable the Written Consent. Immediately upon receipt of the Company’s Written Consent, the Company will provide Parent with a copy of such Written Consent. In connection with the Written Consent, the Company shall take all actions necessary or advisable to comply, and shall comply in all respects, with the DGCL, including Section 228 and Section 262 thereof, and the Company Charter and Company Bylaws.

(b) As promptly as practicable (but in any event not later than twenty (20) Business Days) following the date hereof, the Company shall prepare and cause to be filed with the SEC an information statement of the type contemplated by Rule 14c–2 under the Exchange Act related to the Merger and this Agreement (such information statement, including any amendment or supplement thereto, the “Information Statement”) containing (i) the information specified in Schedule 14C under the Exchange Act concerning the Written Consent, the Merger and the Transactions, (ii) the notice of action by written consent required by Section 228(e) of the DGCL and (iii) the notice of availability of appraisal rights and related disclosure required by Section 262 of the DGCL. The Company shall consult with Parent and provide Parent and its counsel a reasonable opportunity to review and comment on the Information Statement and any amendment or supplement thereto (and to review and comment on any comments of the SEC or its staff on the Information Statement or any amendment or supplement thereto), and shall reasonably consider all comments made by Parent, prior to the filing thereof. The Company shall notify Parent and its counsel promptly upon the receipt of any material comments (whether written or oral) from the SEC and of any request (whether written or oral) by the SEC for material amendments or supplements to the Information Statement and shall promptly supply Parent with copies of all such comments, requests and any other written correspondence between the Company or any of its Representatives, on the one hand, and the SEC, on the other hand, with respect to the Information Statement, to the extent permitted by applicable Law.

(c) The Company shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments received from the SEC concerning the Information Statement and to resolve such comments with the SEC and cause the Information Statement to be filed with the SEC in definitive form as contemplated by Rule 14c-2 under the Exchange Act, and shall use its reasonable best efforts to cause the Information Statement to be disseminated to the Company Stockholders as promptly as reasonably practicable (and in any event not later than three (3) Business Days) after the earliest to occur of (i) confirmation from the SEC that it has no further comments on the Information Statement, (ii) confirmation from the SEC that the Information Statement is otherwise not to be reviewed or (iii) expiration of the ten (10) day period after filing the preliminary Information Statement with the SEC, in the event the Company has not received notice from the SEC of its intent to review the Information Statement prior to such expiration time.

(d) Each of the Company and Parent shall provide to the other all information concerning such party as may be reasonably requested by the other party in connection with the preparation, filing and distribution of the Information Statement and shall otherwise assist and cooperate with the Company in the preparation of the Information Statement and the resolution of any comments thereto received from the SEC. Each of the Company, Parent and Merger Sub shall promptly correct any information with respect to it or provided by it for use in the Information Statement if and to the extent, in the absence of such a correction, the Information Statement would contain a misstatement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and the Company shall disseminate such correction to the Company Stockholders in an amendment or supplement reasonably acceptable to both Parent and the Company. The Company agrees that the Information Statement will comply as to form in all material respects with the requirements of the Exchange Act and that, at the time it is filed with the SEC, at the time it is mailed to the Company Stockholders or at the time of any amendment or supplement thereof, the Information Statement will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no covenant is made by the Company with respect to statements included or incorporated by reference in the Information Statement based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference therein. Parent agrees that none of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Information Statement will, at the time it is filed with the SEC or at the time it is first mailed to the Company Stockholders, or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

5.5 Appropriate Action; Consents; Filings.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions that are necessary, proper or advisable under this Agreement and applicable Law to consummate and make effective the Merger and the other Transactions as promptly as practicable, including using reasonable best efforts to accomplish the following: (i) obtain all consents, approvals or waivers from, or participation in other discussions or negotiations with, Third Parties, including under any Contract to which the Company or Parent or any of their respective Subsidiaries is party or by which such Person or any of their respective properties or assets may be bound; (ii) obtain all necessary or advisable actions or nonactions, waivers, approvals, Orders and authorizations from Governmental Entities (including those in connection with applicable Competition Laws set forth on Section 3.4(b) of the Company Disclosure Letter), make as soon as reasonably practicable all necessary or advisable registrations, declarations and filings with and take all steps as may be necessary to obtain an approval or waiver from or by any Governmental Entity; and (iii) execute and deliver any additional instruments necessary to consummate the Transactions and fully to carry out the purposes of this Agreement; provided, that for the avoidance of doubt, the parties’ obligations with respect to Competition Laws are solely set forth in the following Sections 5.5(b) through 5.5(e).

(b) Each of the parties shall cooperate with the other party and use reasonable best efforts to furnish to each other party such information and reasonable assistance as such other party may reasonably request in connection with the foregoing. Subject to applicable Law relating to the exchange of information, the Company and Parent (and each of their respective counsels) shall have the right to review in advance, and, to the extent practicable, each party shall consult with the other party in connection with any filing made with, or material written communications submitted to, any Governmental Entity in connection with the Transactions, including the Merger. In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as practicable. Subject to applicable Law and the instructions of any Governmental Entity, the Company and Parent shall keep each other apprised of the status of matters relating to the completion of the Transactions, including promptly furnishing the other party with copies of notices or other written substantive communications received by the Company or Parent, as the case may be, or any of their respective Subsidiaries, from any Governmental Entity with respect to such Transactions, and, to the extent practicable under the circumstances, shall consult with the other party in advance and provide the other party and its counsel with the opportunity to participate in any meeting with any Governmental Entity in respect of any substantive filing, investigation or other inquiry in connection with the Transactions.

(c) In furtherance and not in limitation of the foregoing, each of the Company and Parent shall, and shall cause their respective affiliates to, make or cause to be made (x) all filings required under the HSR Act within twenty-five (25) Business Days after the date of this Agreement and (y) all filings under other Competition Laws set forth on Section 3.4(b) of the Company Disclosure Letter as promptly as reasonably practicable after the date of this Agreement, in each case, unless Parent and the Company mutually agree to a later date.

(d) Notwithstanding anything in this Agreement to the contrary, but without limiting Parent’s and Merger Sub’s obligations set forth in Sections 5.5(a), 5.5(b), 5.5(c) and 5.5(e), Parent shall, on behalf of the parties, control and direct all actions, decisions, communications and strategy in dealing with any Governmental Entity under the HSR Act or other Competition Laws; provided that Parent shall consider in good faith the views and comments of the Company and its outside counsel with respect to such actions, decisions, communications (including any filing made with, or written materials submitted to, any Governmental Entity) and strategies. Neither Parent nor any of its Subsidiaries shall enter into any agreement with any Governmental Entity not to consummate the Transactions, except with the prior consent of the Company. Notwithstanding anything herein to the contrary, the foregoing shall not require any disclosure that would reasonably be expected, as a result of such disclosure, to have the effect of causing the waiver of any attorney-client and work product privileges. Notwithstanding the foregoing or anything to the contrary herein, all filing fees to be paid in connection with the HSR Act or any other Competition Law related filing shall be paid by Parent.

(e) In furtherance and not in limitation of the foregoing, Parent shall, and shall cause its Subsidiaries and affiliates to, to use reasonable best efforts to obtain all necessary or advisable actions or non-actions, waivers, approvals, Orders and authorizations from Governmental Entities in connection with the applicable Competition Laws set forth on Section 3.4(b) of the Company Disclosure Letter, including by (i) responding promptly and diligently to any request for additional information and documentary material issued pursuant to the HSR Act or any other Competition Law, in each case as necessary to enable the parties to consummate the Transactions contemplated by this Agreement prior to the Extended Outside Date, and (ii) defending, contesting, and resisting, any Proceeding initiated by any Governmental Entity before any court to prevent any preliminary or permanent injunction or other Order that would prevent, prohibit, restrict or delay the consummation of the Transactions contemplated by this Agreement; provided, however, that, notwithstanding anything in this Agreement to the contrary, Parent’s obligations under this Section 5.5 shall not require Parent to (i) propose, negotiate, commit to, or effect, by consent decree, hold separate order or otherwise, the sale, divestiture, licensing or disposition of any assets, properties or businesses of Parent or the Company or any of their respective Subsidiaries, or (ii) accept any operational restrictions or otherwise take or commit to take actions that limit Parent’s or the Company’s or any of their respective Subsidiaries’ freedom of action with respect to, or its ability to retain, any of the assets, properties, licenses, rights, product lines, operations or businesses of Parent or the Company or any of their respective Subsidiaries. Prior to the Closing, neither Parent nor any of its Subsidiaries or affiliates, shall acquire or agree to acquire any entity, business, equity or assets of any Person, in each case, which (a) competes with the Company or any of its Subsidiaries in, or (b) generated in its last full financial year more than $1,000,000 in sales to customers located in, in each case of the foregoing clauses (a) and (b), any of Australia, Germany, the United Kingdom or the United States in the Relevant Business, if the entering into of a definitive agreement relating to, or the consummation of, such acquisition would reasonably be expected to prevent or materially delay the receipt of any waivers, approvals, Orders and authorizations from Governmental Entities (including those in connection with applicable Competition Laws) in connection with the Merger and the other Transactions. For purposes of this Section 5.5(e), “Relevant Business” means the business of developing, marketing, distributing or selling haircare treatment, wash (shampoo and conditioner) or styling products for the premium or professional segment.

5.6 Certain Notices. From and after the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Article 7, unless prohibited by applicable Law, each party shall give prompt notice to the other parties if any of the following occur: (a) receipt of any notice or other communication from any Person alleging that the consent or approval of such Person is or may be required in connection with the Transactions, if the failure of such party to obtain such consent would be material to the Company, the Surviving Corporation, Parent or Merger Sub; (b) receipt of any notice or other communication from any Governmental Entity or Nasdaq (or any other securities market) in connection with the Transactions, if the subject matter of such communication would be material to the Company, the Surviving Corporation, Parent or Merger Sub; or (c) such party becoming aware of the occurrence of an event that could prevent or delay beyond the Outside Date the consummation of the Transactions or that would reasonably be expected to result in any of the conditions to the Merger set forth in Section 6.1(c) or Section 6.1(d) not being satisfied. Any such notice pursuant to this Section 5.6 shall not affect any representation, warranty, covenant or agreement contained in this Agreement, and any failure to make such notice (in and of itself) shall not be taken into account in determining whether the conditions set forth in Article 6 have been satisfied or give rise to any right of termination set forth in Article 7.

5.7 Public Announcements. Except as otherwise contemplated by Section 5.3 or in connection with any Proceeding between the Company or its affiliates, on the one hand, and Parent or its affiliates, on the other hand, so long as this Agreement is in effect, Parent and Merger Sub, on the one hand, and the Company, on the other, shall not issue any press release or make any public statement with respect to the Merger, the Transactions or this Agreement without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (x) as may be required by applicable Law or the rules or regulations of any applicable United States securities exchange or Governmental Entity to which the relevant party is subject, in which case, the party required to make the release or announcement shall use its reasonable best efforts to allow each other party reasonable time to comment on such disclosure with respect to the Merger, the Transactions, or this Agreement, in advance of such issuance; or (y) any press release or public statement that is consistent with previous press releases, public disclosures or public statements made jointly by the parties (or individually if approved by the other party). In addition, the Company may, without Parent’s or Merger Sub’s consent, and each of Parent and Merger Sub may, without the Company’s consent, communicate to their respective employees, customers, suppliers, vendors, partners or consultants with respect to the Merger, the Transactions or this Agreement; provided, that, such communication is consistent with the previous press releases, public disclosures or public statements made jointly by the parties (or individually if approved by the other party). The press release announcing the execution and delivery of this Agreement shall not be issued prior to the approval of each of the Company and Parent.

5.8 Employee Benefit Matters.

(a) During the period commencing at the Closing Date and ending on the first (1st) anniversary of the Closing Date (the “Protection Period”), Parent shall provide or cause its Subsidiaries, including the Surviving Corporation, to provide to each employee of the Company and its Subsidiaries who is employed by the Company and its Subsidiaries immediately following the Closing Date (each a “Continuing Employee”), during any period of employment with the Surviving Corporation during the Protection Period, (i) base salary or wages that are not less favorable than the base salary or wages provided to such Continuing Employee immediately prior to the Effective Time, (ii) target cash incentive opportunities that are not less favorable than the target cash incentive opportunities provided to such Continuing Employee immediately prior to the Effective Time, (iii) severance benefit eligibility that is not less favorable than the severance benefits such Continuing Employee would have been eligible to receive immediately prior to the Effective Time and (iv) other employee benefits (excluding equity or equity-based compensation, retention, change in control, transaction or one-time bonuses, defined benefit pension, defined contribution plan, nonqualified deferred compensation benefits, retiree health or welfare benefits or severance benefits) that are no less favorable in the aggregate to the other benefits (excluding equity or equity-based compensation, retention, change in control, transaction or one-time bonuses, defined benefit pension, defined contribution benefit, nonqualified deferred compensation benefits, retiree health or welfare benefits or severance benefits) provided to such Continuing Employee immediately prior to the Effective Time.

(b) With respect to benefit plans maintained by the Surviving Corporation (including any vacation, paid time-off and severance plans), for purposes of determining eligibility to participate, vesting and, with respect to severance and paid time-off benefits only, determining level of benefits, each Continuing Employee’s service with the Company or any of its Subsidiaries, as reflected in the Company’s records, shall be treated as service with the Surviving Corporation; provided, however, that, such service need not be recognized to the extent that such recognition would result in any duplication of benefits and the foregoing service credit shall not apply with respect to any equity or equity-based compensation, defined benefit plan, or defined contribution plan.

(c) If requested by Parent at least five (5) Business Days before the Closing Date, effective as of no later than the day immediately preceding the Closing Date, the Company shall take all actions necessary to commence a termination process for any and all Company Benefit Plans intended to qualify under Section 401 of the Code. If Parent delivers notice requesting such termination, the Company shall provide to Parent, at least one Business Day prior to the Closing Date, evidence that the Company has adopted resolutions of the Company Board to terminate any such Company Benefit Plan effective as of the day prior to the Closing Date, conditioned on the occurrence of the Closing. The form and substance of such resolutions shall be subject to the review and comment of Parent (and any such comments shall be considered in good faith). The Company also shall take all such other actions in furtherance of terminating any such Company Benefit Plan as required by the terms of the plan document for such Company Benefit Plan or as Parent may reasonably require.

(d) Without limiting the generality of Section 8.10, the provisions of this Section 5.8 are solely for the benefit of the parties to this Agreement, and no Continuing Employee (including any beneficiary or dependent thereof) or other Service Provider shall be regarded for any purpose as a third-party beneficiary of this Agreement, and no provision of this Section 5.8 shall create such rights in any such individuals. Nothing contained in this Agreement shall: (i) guarantee employment or service for any period of time or preclude the ability of Parent, the Surviving Corporation or their respective affiliates to terminate the employment or service of any Continuing Employee or Service Provider at any time and for any reason; (ii) require Parent, the Surviving Corporation or any of their respective affiliates to adopt or continue any Company Benefit Plan or any other employee benefit plans, agreements, arrangements, programs, policies or Contracts at any time, or prevent the amendment, modification or termination thereof following the Closing; or (iii) amend any Company Benefit Plans or other employee benefit plans, agreements, arrangements, programs, policies or Contracts.

5.9 Indemnification.

(a) From and after the Effective Time, Parent shall cause the Surviving Corporation to indemnify, defend and hold harmless, and shall advance expenses as incurred (but no later than thirty (30) days after the submission of invoices), to the fullest extent permitted under applicable Law and in accordance with the Company Charter, the Company Bylaws or similar organization documents, or in indemnification agreements set forth on Section 5.9(a) of the Company Disclosure Letter, in effect as of the date of this Agreement, each present and former director and officer of the Company and its Subsidiaries, and each person who is or was serving at the request of the Company as a director, officer, employee, member, trustee or agent of another corporation or of a partnership, joint venture, trust, nonprofit entity or other enterprise (including, but not limited to, service with respect to employee benefit plans) (in each case, when acting in such capacity or when made or threatened to be made a party to any Proceeding or investigation by reason of his or her status as such) (each, an “Indemnitee” and, collectively, the “Indemnitees”) against any costs or expenses (including reasonable attorneys’ fees), judgments, settlements, fines, losses, claims, damages or liabilities incurred in connection with any Proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of, relating to or resulting from the fact that such Indemnitee is or was a director, officer or employee of the Company or any of its Subsidiaries or is or was serving at the request of the Company as a director, officer, employee, member, trustee or agent of another corporation or of a partnership, joint venture, trust, nonprofit entity or other enterprise (including, but not limited to, service with respect to employee benefit plans), whenever asserted (including matters existing or occurring at or prior to the Effective Time, including in connection with this Agreement or the Transactions).

(b) For a period of no less than six (6) years from the Effective Time, Parent shall cause the Surviving Corporation to maintain in effect the exculpation, indemnification and advancement of expenses provisions as set forth in the Company and its Subsidiaries’ certificate of incorporation and bylaws or similar organizational documents in effect as of the date of this Agreement, and shall not amend, repeal or otherwise modify any such provisions in any manner that could adversely affect the rights thereunder of any Indemnitees.

(c) For six (6) years from and after the Effective Time, Parent shall cause the Surviving Corporation to maintain for the benefit of the directors and officers of the Company, as of the date of this Agreement and as of the Closing Date, an insurance policy that provides coverage for claims arising out of events occurring at or prior to the Effective Time (the “D&O Insurance”) on terms substantially equivalent to the existing D&O policy of the Company, or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that, Parent and the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of three hundred percent (300%) of the last annual premium paid by the Company prior to the date of this Agreement, it being understood that, if the total premiums payable for such insurance coverage exceeds such amount, Parent shall obtain a policy with the greatest coverage available for a cost equal to such amount. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid “tail” policies have been obtained by the Company prior to the Effective Time, which policies provide such directors and officers with such coverage for an aggregate period of six (6) years with respect to claims arising from facts or events that occurred on or before the Effective Time, including in respect of this Agreement or the Transactions; provided, however, that, Parent shall not be required to, and neither the Company nor the Surviving Corporation shall (without the prior written consent of Parent), pay an amount for such prepaid policies in excess of three hundred percent (300%) of the last annual premium paid by the Company prior to the date of this Agreement, it being understood that if the total premiums payable for such insurance coverage exceeds such amount, Parent shall obtain a prepaid tail policy with the greatest coverage available for a cost equal to such amount. The Company may, and upon the request of Parent, the Company shall use commercially reasonable efforts to, arrange and pay the applicable premium payable in connection with, the prepaid “tail” policies described in the preceding sentence, in each case, prior to the Effective Time.

(d) With respect to any indemnification obligations of the Surviving Corporation pursuant to this Section 5.9, the Surviving Corporation hereby acknowledges and agrees that: (i) the Surviving Corporation shall be the indemnitor of first resort with respect to all indemnification and expense advancement obligations of the Surviving Corporation pursuant to this Section 5.9 (i.e., its obligations to an applicable Indemnitee are primary, and any obligation of any other Person to advance expenses or to provide indemnification and/or insurance for the same expenses or liabilities incurred by such Indemnitee are secondary) and (ii) the Surviving Corporation irrevocably waives, relinquishes and releases any such other Person from any and all claims for contribution, subrogation or any other recovery of any kind in respect thereof; provided that nothing in this Agreement is intended to relieve, or shall be construed as relieving, any insurer of its obligations under any insurance policy.

(e) If Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger or (ii) transfers or conveys all or substantially all its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 5.9.

(f) The rights of each Indemnitee under this Section 5.9 (i) shall survive consummation of the transactions contemplated by this Agreement; (ii) are intended to benefit, and shall be enforceable by, each Indemnitee and their respective heirs, administrators, executors, successors, assigns and representatives (who shall be third party beneficiaries of this Section 5.9); and (iii) are in addition to, and not in substitution for, any other rights to indemnification, contribution or insurance that any such Indemnitee (and their respective heirs, administrators, executors, successors, assigns and representatives) may have by contract or otherwise.

(g) Parent and the Surviving Corporation shall advance, and cause to be paid, on a current basis (but no later than thirty (30) days after the submission of invoices) all attorneys’ fees, costs and expenses that may be incurred by any Indemnitee in enforcing his or her rights under this Section 5.9, subject to recoupment if a court of competent jurisdiction determines in a final and nonappealable order that no such indemnification is owed to such Indemnitee.

5.10 Takeover Statutes. If any state takeover Law or state Law that purports to limit or restrict business combinations or the ability to acquire or vote Shares (including any “control share acquisition,” “fair price,” “business combination” or other similar takeover Law) becomes or is deemed to be applicable to the Company, Parent or Merger Sub, the Merger or any other Transaction contemplated by this Agreement, then the Company and the Company Board shall take all action reasonably available to it to render such Law inapplicable to the foregoing.

5.11 Section 16 Matters. Prior to the Effective Time, the Company and Parent shall take all such steps as may be reasonably necessary to cause any dispositions of Shares (including derivative securities with respect to Shares, including the Company Options and/or Company RSU Awards) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.12 Stockholder Litigation. The Company shall promptly advise Parent, and give Parent the opportunity to participate in the defense, of any claim, demand, other substantive correspondence related to stockholder litigation against the Company and/or its directors and officers, or any of them, in connection with or relating to the Transactions (collectively, “Stockholder Claims”), including the Merger, and shall keep Parent reasonably informed regarding any such Stockholder Claims. The Company shall give Parent the opportunity to consult with the Company regarding the defense or settlement of any such Stockholder Claims, and shall consider in good faith Parent’s views with respect to such Stockholder Claims. The Company shall not issue any supplemental disclosure, make any commitments with respect to, or otherwise settle or agree to settle any such Stockholder Claims without Parent’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed). For purposes of this Section 5.12, “participate” means that Parent will be kept apprised of proposed strategy and other significant decisions with respect to any such stockholder litigation by the Company (to the extent that the attorney-client privilege between the Company and its counsel is not undermined), and Parent may offer comments or suggestions with respect to such stockholder litigation, which the Company shall consider in good faith, but will not be afforded any decision-making power or other authority over such stockholder litigation except for the settlement consent set forth above.

5.13 Stock Exchange Delisting. Prior to the Effective Time, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and the rules and policies of Nasdaq to enable the delisting by the Company of the Common Stock from Nasdaq and the deregistration of the Common Stock under the Exchange Act promptly after the Effective Time. The Company shall direct Nasdaq to file with the SEC a Form 25 on the Closing Date and the Surviving Corporation shall file a Form 15 on the first (1st) Business Day that is at least ten (10) days after the date the Form 25 is filed (such period between the Form 25 filing date and the Form 15 filing date, the “Delisting Period”). If the Company is reasonably likely to be required to file any quarterly or annual reports pursuant to the Exchange Act during the Delisting Period, the Company will use commercially reasonable efforts to prepare a draft, which is sufficiently developed such that it can be timely filed with a reasonable amount of effort within the time available, of any such reports reasonably likely to be required to be filed during the Delisting Period.

5.14 Director Resignations. Prior to the Effective Time, the Company shall use its reasonable best efforts to deliver to Parent resignations executed by each director of the Company in office immediately prior to the Effective Time, which resignations shall be effective at the Effective Time.

5.15 FIRPTA Certificate. The Company shall deliver to Parent prior to Closing (a) a duly executed certification of the Company, prepared in accordance with Treasury Regulations Sections 1.897-2(g) and (h) and 1.1445-2(c), dated as of the Closing Date, certifying that no interest in the Company is a “United States real property interest” within the meaning of Section 897(c) of the Code, and (b) a form of notice to the IRS prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2). The Company hereby authorizes Parent, and Parent hereby agrees, to deliver such certificate and notice to the IRS on behalf of the Company following the Closing; provided, however, that a failure to provide the certification and notice described in this Section 5.15 shall only permit Parent to complete required withholdings from the payments to be made pursuant to this Agreement (in accordance with applicable law and the provisions of Section 2.5 hereof).

5.16 Payoff Letters. The Company shall use commercially reasonable efforts to obtain and provide to Parent, at least three (3) Business Days prior to the Closing Date, a customary payoff letter executed by the administrative agent or other applicable party under the Credit Agreement, in form and substance reasonably acceptable to Parent, setting forth all amounts necessary to be paid as of the Closing Date in order to repay in full all the obligations thereunder (including all principal, interest, fees, prepayment premiums and penalties, if any) and providing for the guarantees and Liens in respect of the Credit Agreement to be released, together with any necessary UCC authorizations or other releases as are required or as Parent may reasonably request to evidence the satisfaction and discharge in full of such obligations, and the release of all Liens with respect thereto reasonably promptly following the repayment of funds contemplated by such payoff letter.

5.17 No Control of Other Party’s Business. The parties acknowledge and agree that the restrictions set forth in this Agreement are not intended to give Parent or Merger Sub, on the one hand, or the Company, on the other hand, directly or indirectly, the right to control or direct the business or operations of the other at any time prior to the Effective Time. Prior to the Effective Time, each of Parent, Merger Sub and the Company will exercise, consistent with the terms, conditions and restrictions of this Agreement, complete control and supervision over its own business and operations.

ARTICLE 6

CONDITIONS TO CONSUMMATION OF THE MERGER

6.1 Conditions to Obligations of Each Party. The respective obligations of each party to consummate the Merger and the Transactions shall be subject to the satisfaction (or waiver, if permissible under Law) at the Effective Time of each of the following conditions:

(a) The Company Stockholder Approval shall have been obtained.

(b) At least twenty (20) calendar days shall have elapsed since the Company mailed to the Company Stockholders the Information Statement as contemplated by Regulation 14C of the Exchange Act (including Rule 14c-2 promulgated under the Exchange Act).

(c) The consummation of the Merger shall not then be restrained, enjoined or prohibited by any Order (whether temporary, preliminary or permanent) of a court of competent jurisdiction or any other Governmental Entity, and there shall not be in effect any Law enacted, issued or promulgated by any Governmental Entity of competent jurisdiction that prevents the consummation of the Merger.

(d) Any waiting period under the HSR Act applicable to the Merger shall have expired or been terminated, and the other approvals, waivers and waiting, notice, approval or review periods under the Laws listed in Section 6.1(d) of the Company Disclosure Letter shall have expired, been terminated, otherwise obtained or deemed to have been received, as applicable (the “Other Required Approvals”).

6.2 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger and the Transactions is further subject to the fulfillment (or waiver by the Company) at or prior to the Effective Time of the following conditions:

(a) Each representation and warranty of Parent and Merger Sub contained in this Agreement, without giving effect to any qualifications as to materiality or Parent Material Adverse Effect or other similar qualifications contained therein, shall be true and correct on the date hereof and at and as of the Closing Date as though made at and as of the Closing Date, except for representations and warranties that relate to a specific date or time (which need only be true and correct as of such date or time), and except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Parent and Merger Sub shall have performed or complied in all material respects with all obligations, covenants and agreements required to be performed or complied with by them under this Agreement at or prior to the Effective Time.

(c) Parent shall have delivered to the Company a certificate, dated as of the Closing Date and signed by an executive officer of Parent, certifying to the effect that the conditions set forth in Sections 6.2(a) and 6.2(b) have been satisfied.

6.3 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to the fulfillment (or waiver by Parent and Merger Sub) at the Effective Time of the following conditions:

(a) Each representation and warranty of the Company (i) contained in Sections 3.1 (Corporate Organization), 3.3 (Authority; Execution and Delivery; Enforceability) and 3.20 (Broker’s Fees) without giving effect to any qualifications as to materiality or Company Material Adverse Effect or other similar qualifications shall be true and correct in all material respects as of the date hereof and at and as of the Closing Date as though made at and as of the Closing Date, except for representations and warranties that relate to a specific date or time (which need only be so true and correct as of such date or time); (ii) contained in Section 3.2(a) (Capitalization) shall be true and correct in all respects except for any de minimis inaccuracies as of the date hereof and at and as of the Closing Date as though made at and as of the Closing Date, except for representations and warranties that relate to a specific date or time (which need only be so true and correct as of such date or time); and (iii) otherwise set forth in Article 3, without giving effect to any qualifications as to materiality or Company Material Adverse Effect or other similar qualifications contained therein, shall be true and correct as of the date hereof and at and as of the Closing Date as though made at and as of the Closing Date, except for representations and warranties that relate to a specific date or time (which need only be so true and correct as of such date or time), except as would not reasonably be expected to have, individually or in the aggregate with all other failures to be true or correct, a Company Material Adverse Effect.

(b) The Company shall have performed and complied in all material respects with all obligations, covenants and agreements required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

(c) A Company Material Adverse Effect shall not have occurred since the date of this Agreement.

(d) The Company shall have delivered to Parent a certificate, dated as of the Closing Date and signed by an executive officer of the Company, certifying to the effect that the conditions set forth in Sections 6.3(a), 6.3(b) and 6.3(c) have been satisfied.

(e) The waiver and amendment agreement entered into by the Principal Stockholders under the TRA Waiver and Amendment shall be in full force and effect in accordance with its terms and otherwise shall not have been amended, repudiated, revoked or withdrawn by any of the Principal Stockholders.

ARTICLE 7

TERMINATION, AMENDMENT AND WAIVER

7.1 Termination. This Agreement may be terminated, and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time, whether before or (subject to the terms hereof) after receipt of the Company Stockholder Approval, by action taken or authorized by the board of directors of the terminating party or parties:

(a) by mutual written consent of both the Company and Parent, by action of their respective boards of directors, at any time prior to the Effective Time;

(b) by either the Company or Parent, if any court of competent jurisdiction or other Governmental Entity of competent jurisdiction shall have enacted, issued or promulgated any Law or Order or taken any other action, in each case, permanently restraining, enjoining or otherwise prohibiting, prior to the Effective Time, the consummation of the Merger, and such Law, Order or other action shall have become final and non-appealable provided, that, the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to a party (and in the case of Parent, including Merger Sub) whose action or failure to perform or comply with any provision of this Agreement was a primary cause of (x) such Law or Order to be enacted, issued or promulgated or (y) the failure to remove such Law or Order;

(c) by either the Company or Parent if the Effective Time shall not have occurred on or before March 31, 2027 (the “Initial Outside Date”); provided, that, in the event that, at the Initial Outside Date, all of the conditions in Article 6 other than Sections 6.1(c) (solely with respect to Orders and Laws related to the HSR Act or any Other Required Approvals) or 6.1(d) have been satisfied (other than conditions that by their nature are to be satisfied on the Closing Date), or have been waived by Parent and Merger Sub or the Company, as applicable, then the Outside Date shall automatically be extended to September 30, 2027 (the “Extended Outside Date”), unless Parent and the Company mutually agree to an earlier Extended Outside Date; provided, however, that, neither the Company nor Parent shall be permitted to terminate this Agreement pursuant to this Section 7.1(c) if there has been any breach by such party (and in the case of Parent, including Merger Sub) of its representations, warranties or covenants contained in this Agreement, and such breach is the primary cause of or resulted in the failure of the Closing to have occurred prior to the Initial Outside Date or the Extended Outside Date, as the case may be;

(d) by Parent, if the Written Consent, duly executed by the Principal Stockholders shall not have been delivered to Parent and the Company by 11:59 p.m. Eastern Time on the date hereof;

(e) by Parent, at any time prior to the receipt of the Company Stockholder Approval, if the Company Board shall have effected a Company Board Recommendation Change;

(f) by Parent, at any time prior to the Effective Time, if (i) there has been a breach by the Company of its representations, warranties or covenants contained in this Agreement, in each case, such that any condition to the Merger contained in Sections 6.3(a) or 6.3(b) is not capable of being satisfied while such breach is continuing, (ii) Parent shall have delivered to the Company written notice of such breach, and (iii) such breach is not capable of cure in a manner sufficient to allow satisfaction of the conditions in Sections 6.3(a) and 6.3(b) prior to the applicable Outside Date or, if capable of cure, shall not have been cured by the earlier of (x) the date that is thirty (30) days following the date of delivery of such written notice to the Company, and (y) the Outside Date; provided, however, that, Parent shall not be permitted to terminate this Agreement pursuant to this Section 7.1(f) if Parent or Merger Sub is then in breach of any of its representations, warranties or covenants contained in this Agreement, and such breach would result in the failure of the conditions set forth in Sections 6.2(a) and 6.2(b) to be satisfied; or

(g) by the Company, at any time prior to the Effective Time, if (i) there has been a breach by Parent or Merger Sub of any of its representations, warranties or covenants contained in this Agreement, in each case, such that any condition to the Merger contained in Sections 6.2(a) or 6.2(b) is not capable of being satisfied while such breach is continuing, (ii) the Company shall have delivered to Parent written notice of such breach, and (iii) such breach is not capable of cure in a manner sufficient to allow satisfaction of the conditions in Sections 6.2(a) and 6.2(b) prior to the applicable Outside Date or, if capable of cure, shall not have been cured by the earlier of (x) the date that is thirty (30) days following since the date of delivery of such written notice to Parent and (y) the Outside Date; provided, however, that, the Company shall not be permitted to terminate this Agreement pursuant to this Section 7.1(g) if the Company is then in breach of any of its representations, warranties or covenants contained in this Agreement, and such breach would result in the failure of the conditions set forth in Sections 6.3(a) or 6.3(b) to be satisfied.

7.2 Effect of Termination. In the event of a proper and valid termination of this Agreement by either the Company or Parent as provided in Section 7.1, written notice thereof shall be given to the other party or parties, specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail, and this Agreement shall forthwith become void and have no further force and effect (other than the second sentence of Section 5.2, Section 5.7, Section 7.2, and Section 7.3, and Article 8, each of which shall survive termination of this Agreement), and there shall be no liability or obligation on the part of Parent, Merger Sub or the Company or their respective Subsidiaries, officers, directors or Representatives, except with respect to the second sentence of Section 5.2, Section 5.7, Section 7.2, Section 7.3, and Article 8; provided, that, subject to Section 7.3, nothing herein shall relieve any party from liabilities or damages (which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and, in the case of liabilities or damages payable by Parent or Merger Sub, would include the benefits of the Transactions lost by the Company Stockholders, taking into consideration all relevant matters, including lost stockholder premium) incurred or suffered as a result of a Willful and Material Breach by the Company, on the one hand, or Parent or Merger Sub, on the other hand, of any of their respective representations, warranties, covenants or other agreements set forth in this Agreement prior to such termination, and the aggrieved party shall be entitled to all remedies available at law or in equity.

7.3 Company Termination Fee.

(a) The parties hereto agree that if this Agreement is terminated (i) by Parent pursuant to Section 7.1(d) or Section 7.1(e) or (ii) by either party pursuant to Section 7.1(c) at a time when Parent could have terminated this Agreement pursuant to Section 7.1(d) or Section 7.1(e) at such time, then the Company shall pay to Parent within two (2) Business Days after such termination the Company Termination Fee. The “Company Termination Fee” means $40,440,000.

(b) The parties hereto agree that if (i) this Agreement is terminated pursuant to Section 7.1(c) or Section 7.1(f), (ii) after the date hereof and prior to such termination, an Acquisition Proposal has been publicly announced and not withdrawn prior to such termination and (iii) the Company enters into a definitive agreement with respect to an Acquisition Proposal or an Acquisition Transaction is consummated within twelve (12) months after such termination, then the Company shall pay the Company Termination Fee to Parent, no later than two (2) Business Days after the consummation of such transaction. For purposes of this Section 7.3(b), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 8.4, except that the references to “20%” shall be deemed to be references to “50%.”

(c) All payments under this Section 7.3 shall be made by wire transfer of immediately available funds to an account designated in writing by Parent, or in the absence of such designation, an account established for the sole benefit of Parent.

(d) Each of the parties acknowledges that the agreements contained in this Section 7.3 are an integral part of the Transactions, and that, without these agreements, Parent, Merger Sub and the Company would not enter into this Agreement. If Parent receives payment of the Company Termination Fee under the circumstances in which it is payable as provided in this Section 7.3, the receipt of the Company Termination Fee will be (i) the sole and exclusive remedy of Parent and Merger Sub against the Company and its Subsidiaries and affiliates and any of their respective direct or indirect former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, attorneys, agents, affiliates or assignees of any of the foregoing (collectively, the “Company Related Parties”), for all losses and damages suffered as a result of the failure of the Transactions to be consummated or for any breach or failure to perform hereunder or otherwise, and upon payment of such amount (in circumstances where the Company Termination Fee is payable), none of the Company Related Parties shall have any further liability or obligation whatsoever relating to or arising out of this Agreement or the Transactions and (ii) deemed to be liquidated damages for any and all damages or losses suffered or incurred by Parent, Merger Sub or any of their respective affiliates in connection with this Agreement and the termination of this Agreement (or any matter forming the basis for such termination), and none of Parent, Merger Sub or any of their respective affiliates will be entitled to bring any Proceeding or otherwise be entitled to any remedy (including for specific performance pursuant to Section 8.14) against the Company or any of the Company Related Parties, at law or in equity or otherwise, arising from or in connection with this Agreement (including the termination thereof) or any of the Transactions. For the avoidance of doubt, in no event shall the Company be required to pay the Company Termination Fee on more than one (1) occasion.

7.4 Amendment. This Agreement may be amended by each of the Company, Parent and Merger Sub by action taken by or on behalf of their respective boards of directors or an applicable committee thereof at any time prior to the Effective Time; provided, however, that, after receipt of the Company Stockholder Approval, no amendment may be made that, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by the Company Stockholders without such approval. Notwithstanding the foregoing, this Agreement may not be amended, except by an instrument in writing signed by the parties hereto.

7.5 Waiver. At any time prior to the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any breach of the representations and warranties of the other contained herein or in any document delivered pursuant hereto or (c) waive compliance by the other with any of the agreements or covenants contained herein; provided, however, that, after receipt of the Company Stockholder Approval, there may not be any extension or waiver of this Agreement that decreases the Merger Consideration or adversely affects the rights of the Company Stockholders hereunder without the approval of such stockholders. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE 8

GENERAL PROVISIONS

8.1 Non-Survival of Representations and Warranties. None of the representations, warranties or covenants in this Agreement nor in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except that this Section 8.1 shall not limit any covenant or agreement of the parties that, by its terms, contemplates performance after the Effective Time, which shall survive to the extent expressly provided for herein.

8.2 Fees and Expenses. Subject to Section 7.2, all fees and expenses incurred by the parties hereto shall be borne solely and entirely by the party that has incurred the same.

8.3 Notices. Any notices or other communications to any party required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered or sent if delivered in person, (b) on the fifth (5th) Business Day after dispatch by registered or certified mail, (c) on the next Business Day if transmitted by national overnight courier or (d) on the date delivered if sent by email (provided confirmation of email receipt is obtained), in each case, as follows (or to such other Persons or addressees as may be designated in writing by the party to receive such notice):

If to Parent or Merger Sub, addressed to it at:

Henkel US Operations Corporation

One Henkel Way

Rocky Hill, CT 06067

Attention: Robert McNamee, SVP, Chief Legal Officer & Secretary

Email: [***]

with a copy to (for information purposes only):

Latham & Watkins LLP

330 North Wabash Avenue, Suite 2800

Chicago, IL 60611

Attention: Bradley Faris; Jason Morelli

Email: bradley.faris@lw.com; jason.morelli@lw.com

If to the Company, addressed to it at:

Olaplex Holdings, Inc.

432 Park Avenue South, Third Floor

New York, NY 10016

Attention: John C. Duffy

Email: [***]

with a copy to (for information purposes only):

Ropes & Gray LLP

1211 Avenue of the Americas

New York, New York 10036

Attention: Craig E Marcus; Sarah H. Young

Email: craig.marcus@ropesgray.com; sarah.young@ropesgray.com

8.4 Certain Definitions. For purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that either (a) is in effect on the date of this Agreement or (b) if executed after the date hereof, is no less favorable in the aggregate to the Company than the Confidentiality Agreement, it being understood that such agreement need not contain any “standstill” or similar provisions that would prohibit the making of any Acquisition Proposal for a negotiated transaction with the Company.

“Acquisition Proposal” means any offer or proposal from a Third Party for an Acquisition Transaction.

“Acquisition Transaction” means any direct or indirect (a) merger, consolidation or other business combination, recapitalization, reorganization, liquidation, dissolution, or other transaction involving the Company pursuant to which any Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Persons would hold Equity Interests representing twenty percent (20%) or more of the total outstanding Equity Interests of the Company (by vote or volume) after giving effect to the consummation of such transaction, (b) sale, lease or other disposition by merger, consolidation, business combination, share exchange, joint venture or otherwise, of assets of the Company (including Equity Interests of any Subsidiary of the Company) or its Subsidiaries representing twenty percent (20%) or more of the consolidated assets of the Company and its Subsidiaries, based on their fair market value as of the date of such transaction, (c) issuance or acquisition, sale or disposition (including by way of merger, tender offer, consolidation, business combination or share exchange) of Equity Interests representing twenty percent (20%) or more of the voting power of the Company, or (d) combination of the foregoing (in each case, other than the Merger).

“affiliate” means, as to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with the first-mentioned Person.

“Anti-Corruption Law” means any Law, rules or regulations related to bribery, corruption or the protection of whistleblowers, including the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions, the UN Convention Against Corruption and any implementing legislation promulgated pursuant to such Conventions, the U.S. Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act 2010, and any other applicable anti-bribery, anti-corruption or whistleblower protection Laws.

“beneficial ownership” (and related terms, such as “beneficially owned” or “beneficial owner”) has the meaning set forth in Rule 13d-3 under the Exchange Act.

“Business Day” means a day other than Saturday, Sunday, any day on which banks located in New York, New York or Dusseldorf, Germany are authorized or obligated by applicable Law to close or any day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company Material Adverse Effect” means any change, event, state of facts, occurrence or development (an “Effect”) that, individually or in the aggregate, (a) has had, or would reasonably be expected to have, a material adverse effect on the business, financial condition, assets or results of operations of the Company and its Subsidiaries, taken as a whole, or (b) has prevented or materially delayed or materially impaired, or would reasonably be expected to prevent or materially delay or materially impair, the Company’s ability to perform its obligations under this Agreement and to consummate the Transactions prior to the Outside Date; provided, however, that, for purposes of clause (a) above, adverse Effects arising out of the following (alone or in combination) shall not constitute or contribute to a Company Material Adverse Effect: (i) operating, business, regulatory or other conditions generally applicable to the industries or markets in which the Company and its Subsidiaries operate their business; (ii) global, national or regional political, legislative, financial, economic, capital market (including the prevailing interest rates, tariffs, inflation or inflation rates, credit markets or exchange rates) or business conditions, including hostilities, acts of war, military activity, cyber-attacks on the United States or any other country by a state or other geopolitical actor, sabotage or terrorism, including an outbreak or escalation of hostilities involving the United States or any other country or the declaration by the United States or any other country of a national emergency or war (whether or not declared, and including the Russian/Ukrainian and Israeli/Palestinian conflicts and United States and Israeli military action against Iran and retaliations and escalations and effects thereof); (iii) changes in GAAP or any changes in applicable Laws or the enforcement of the authoritative interpretation thereof, in each case, after the date hereof; (iv) hurricanes, earthquakes, floods or other natural disasters in the United States or any other country or region in the world in which the Company and its Subsidiaries has material operations; (v) any epidemic, pandemic or disease outbreak, quarantine restrictions, other outbreak or illness or public health event (whether human or animal); (vi) any effect arising from or attributable to the execution or announcement of this Agreement or pendency or the consummation of the transactions contemplated by this Agreement (including the identity of Parent or its affiliates), including any impact on the Company’s and its Subsidiaries’ relationships with employees, contractors, customers, suppliers, distributors, regulators or business partners (except that this clause (vi) shall not apply to any representation and warranty contained in Article III of this Agreement specifically addressing the results or consequences of the execution, delivery or performance of this Agreement by the Company or the consummation by the Company of the Transactions, or any condition related thereto); (vii) any Proceeding arising from allegations of breach of fiduciary duty or violation of Law relating to this Agreement or the Transaction; (viii) any change in the market price or trading volume of the Common Stock or the credit rating of the Company and any changes in any analysts’ recommendations or ratings with respect to the Company (provided, that, the underlying cause of such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred), (ix) the failure of the Company and its Subsidiaries to meet or achieve the results set forth in any internal, published, or analysts’ expectations or projections, performance measures, operating statistics, budgets, guidance, estimates, or revenue, earnings or other financial or operating metric predictions, projection or forecast (provided, that, the underlying cause of such failure shall be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect, unless such cause is otherwise specifically excluded by one of the other clauses of this definition), or (x) the matters listed in Schedule 8.4(b) of the Company Disclosure Letter; provided, however, that any Effect referred to in the foregoing clauses (i) through (v) shall be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect to the extent such Effect adversely affects the business of the Company and its Subsidiaries in a materially disproportionate manner in comparison to other participants in the industries in which the Company and its Subsidiaries operate their business.

“Company-Owned Intellectual Property” means all Intellectual Property that is owned by the Company or any of its Subsidiaries.

“Competition Laws” means applicable supranational, national, federal, state, provincial or local Law designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolizing or restraining trade or lessening competition in any country or jurisdiction, including the HSR Act, the Sherman Act, the Clayton Act and the Federal Trade Commission Act, in each case, as amended, and other similar competition or antitrust Laws of any jurisdiction other than the United States.

“Contract” means any binding agreement arrangement, contract, lease (whether for real or personal property), power of attorney, note, bond, mortgage, indenture, deed of trust, loan, evidence of indebtedness, letter of credit, settlement agreement, franchise agreement, undertaking, covenant not to compete, employment agreement, license, purchase and sale order, and other legal commitment to which, in each case, a Person is a party or to which any of the properties or assets of such Person or its Subsidiaries are subject.

“control” (including the terms “controlled by” and “under common control with” or other correlative meanings) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of capital stock or other Equity Interests, as trustee or executor, by Contract or credit arrangement or otherwise.

“Credit Agreement” means that certain Credit Agreement, dated as of February 23, 2022, by and among Olaplex, Inc., Penelope Intermediate Corp., Goldman Sachs Bank USA, as administrative agent, collateral agent and swingline lender, and each lender and issuing bank from time to time party thereto.

“Environmental Claims” means any Proceeding, investigation, Order, demand, allegation, accusation or notice (written or oral) by any Person or entity alleging actual or potential liability arising out of or relating to any Environmental Laws, Environmental Permits or the presence in, or Release into, the environment of, or exposure to, any Hazardous Materials, but shall not include any claims relating to products liability.

“Environmental Laws” means any and all applicable, federal, state, provincial, local or foreign Laws, and all rules or regulations promulgated thereunder, regulating or relating to Hazardous Materials, pollution, protection of the environment (including ambient air, surface water, ground water, land surface, subsurface strata, wildlife, plants or other natural resources), and/or the protection of health and safety of persons from exposures to Hazardous Materials in the environment.

“Environmental Permits” means any permit, certificate, registration, notice, approval, identification number, license or other authorization required under any applicable Environmental Law.

“Equity Interest” means any share, capital stock, partnership, limited liability company, member or similar equity or ownership interest in any Person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable into or for any such share, capital stock, partnership, limited liability company, member or similar equity interest.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means any Person or trade or business (whether or not incorporated) that is (or to the extent the Company has any outstanding liability with respect thereto, was), at the applicable time, treated as a single employer with the Company under Section 414 of the Code or Section 4001 of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“GAAP” means generally accepted accounting principles, as applied in the United States.

“Government Official” means any (a) officer, agent or employee of a Governmental Entity, (b) person acting in an official capacity for or on behalf of a Governmental Entity, (c) candidate for government or political office, or (d) member of a royal family.

“Governmental Entity” means any transnational, national, federal, state, provincial, county, municipal, local or foreign government, or other political subdivision, governmental entity of any nature (including any governmental agency, branch, department, division, official or entity) or any court, arbitral body or arbitrator (public or private) or tribunal thereof, and any entity exercising executive, legislative, judicial, regulatory, taxing, administrative or prosecutorial functions of, or pertaining to, government.

“Hazardous Materials” means any pollutants, contaminants or any other toxic, infectious, carcinogenic, reactive, corrosive, ignitable, flammable or otherwise hazardous material, substance or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws, including any quantity of asbestos in any form, urea formaldehyde, PCBs, radon gas, crude oil or any fraction thereof, all forms of natural gas, petroleum products or by-products or derivatives.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Intellectual Property” means all intellectual property rights in any jurisdiction, including all: (a) patents and patent applications; (b) trademarks, service marks, trade dress, logos, slogans, brand names, trade names and corporate names (whether or not registered), and other indicia of origin, and all applications and registrations in connection therewith; (c) Internet domain names, and intellectual property rights in social media accounts and handles; (d) copyrights (whether or not published), and all applications and registrations in connection therewith; (e) mask works and industrial designs, and all applications and registrations in connection therewith; and (f) trade secrets and other intellectual property rights in confidential or proprietary information (including intellectual property rights, if any, in inventions, ideas, research and development information, know-how, formulas, compositions, technical data, designs, drawings, specifications, research records, test information, financial, marketing and business data, customer and supplier lists, algorithms and information, pricing and cost information, business and marketing plans and proposals, and databases and compilations of data).

“Intervening Event” means any effect, change, event, circumstance, condition, development, state of fact or occurrence first arising after the date hereof that (a) was not known to, or reasonably foreseeable by, the Company Board as of the date hereof and (b) does not relate to any Acquisition Proposal.

“IRS” means the United States Internal Revenue Service.

“Knowledge” means (a) when used with respect to the Company, the actual knowledge of the individuals listed in Section 8.4(a) of the Company Disclosure Letter and (b) when used with respect to Parent or Merger Sub, the actual knowledge of the officers and directors of Parent and Merger Sub.

“Law” means any applicable domestic or foreign national, federal, supranational, multinational, provincial, state, municipal and local laws (statutory, common or otherwise), acts, statutes, ordinances, codes, conventions, directives, rules, or regulations, administrative or judicial doctrines adopted, promulgated, issued or applied by any Governmental Entity and any Orders.

“Lien” means with respect to any property, equity interest or asset, any mortgage, deed of trust, hypothecation, lien, encumbrance, pledge, charge, security interest, right of first refusal, right of first offer, adverse claim, restriction on transfer, or option in respect of such property, equity interest or asset.

“Nasdaq” means The Nasdaq Stock Market LLC.

“OFAC” means the Office of Foreign Assets Control of the U.S. Department of the Treasury.

“Order” means any order, award, writ, injunction, judgment, decision, directive, settlement, stipulation, ruling, determination, agreement, consent, verdict, decree, regulatory communication directing compliance or corrective action (including, but not limited to, Warning Letters or other advisory actions), or other action, whether civil, criminal, or administrative, in each case, that is entered, issued, made or rendered by or with any Governmental Entity.

“Outside Date” means the Initial Outside Date or the Extended Outside Date, as applicable.

“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate, has prevented or materially delayed or materially impaired, or would reasonably be expected to prevent or materially delay or materially impair, Parent’s or Merger Sub’s ability to perform its obligations under this Agreement or to consummate the Transactions prior to the Outside Date.

“Permitted Liens” means (a) statutory Liens for current Taxes, assessments and charges or levies by a Governmental Entity not yet due and payable, or that are being contested in good faith by appropriate Proceedings and for which appropriate reserves required pursuant to GAAP have been made in respect thereof; (b) Liens in favor of landlords, vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar liens or encumbrances arising in the ordinary course of business for amounts not yet due and payable and for which appropriate reserves required pursuant to GAAP have been made in respect thereof; (c) easements, covenants and rights of way (unrecorded and of record) and other similar restrictions, zoning, entitlements, conservation, building and other land use and environmental restrictions or regulations promulgated by Governmental Entities, in each case that do not materially and adversely impact the current use of the affected property or materially impair the value of such property; (d) all exceptions, restrictions, imperfections of title, charges and other Liens that do not materially and adversely interfere with the present use of the assets of the Company or any of its Subsidiaries, taken as a whole, or materially impair the value of such assets; (e) Liens incurred in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security; (f) as to any Company Leased Real Property, any Lien created by or for the landlord thereof affecting the fee interest and not created by the Company, (g) with respect to leased or licensed personal property, the terms and conditions of the lease or license applicable thereto; (h) non-exclusive licenses to Intellectual Property granted in the ordinary course of business; (i) Liens arising under the Credit Agreement and (j) Liens described in Section 8.4(b) of the Company Disclosure Letter.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act), including a Governmental Entity.

“Personal Information” means information in any form that is associated with or can be used to identify, a natural Person and/or is considered “personally identifiable information,” “personal information,” “personal data,” or any similar term by any applicable Laws and/or Privacy Requirements.

“Principal Stockholders” means collectively, (i) Advent International GPE IX Limited Partnership, (ii) Advent International GPE IX-B Limited Partnership, (iii) Advent International GPE IX-C Limited Partnership, (iv) Advent International GPE IX-F Limited Partnership, (v) Advent International GPE IX-G Limited Partnership, (vi) Advent International GPE IX-H Limited Partnership, (vii) Advent International GPE IX-I Limited Partnership, (viii) Advent International GPE IX-A SCSp, (ix) Advent International GPE IX-D SCSp, (x) Advent International GPE IX-E SCSp, (xi) Advent International GPE IX Strategic Investors SCSp, (xii) Advent Partners GPE IX Limited Partnership, (xiii) Advent Partners GPE IX-A Limited Partnership, (xiv) Advent Partners GPE IX Cayman Limited Partnership, (xv) Advent Partners GPE IX-A Cayman Limited Partnership and (xvi) Advent Partners GPE IX-B Cayman Limited Partnership.

“Privacy Laws” means all Laws and binding guidance, guidelines and standards relating to privacy, data security, the Processing of Personal Information, data breach notification, website and mobile application privacy policies and practices, consumer protection, content moderation, online safety, online platform regulation, the Processing and security of payment card information (including the Payment Card Industry Data Security Standard and other applicable card association rules), restrictions on access to Personal Information or other protected information (including the DOJ Data Security Program Rule (28 C.F.R. Part 202)), wiretapping, the interception of electronic communications, the tracking or monitoring of online activity, data- or web-scraping, advertising or marketing, and email, text message, or telephone communications.

“Proceeding” means all actions, causes of action, suits, claims, complaints, charges, arbitrations, mediations, investigations, injunctions, audits, litigations or other similarly formal legal proceedings, in each case, by, before or involving any Governmental Entity.

“Process,” “Processed” or “Processing” means any operation or set of operations which is performed on information, including Personal Information, such as the use, collection, processing, storage, recording, organization, adaption, alteration, transfer, retrieval, consultation, disclosure, dissemination, combination or disposal of such information, and/or is considered “processing” by any applicable Privacy Requirements.

“Release” means disposing, discharging, injecting, spilling, leaking, pumping, pouring, leaching, dumping, emitting, escaping or emptying into or upon the indoor or outdoor environment, including any soil, sediment, subsurface strata, surface water, groundwater, ambient air, the atmosphere or any other media.

“Representatives” means, with respect to a Person, such Person’s directors, officers, employees, accountants, consultants, legal counsel, investment bankers, advisors, agents, and other representatives.

“Sanctioned Country” means, at any time, a country or territory that is itself the target of comprehensive Sanctions (as of the date of this Agreement, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic).

“Sanctioned Person” means any Person that is the target of Sanctions, including (a) any Person listed in any Sanctions-related list of designated Persons maintained by OFAC or the U.S. Department of State, the United Nations Security Council, the European Union, any member State of the European Union or the United Kingdom; (b) any Person operating, organized or resident in a Sanctioned Country; (c) the government of a Sanctioned Country or the Government of Venezuela; or (d) any Person that is fifty percent (50%) or more directly or indirectly owned or controlled by or acting for or on behalf of any such Persons described in the foregoing clauses (a) through (c) or acting for or on behalf of such Person or Persons.

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) the U.S. government, including those administered by OFAC or the U.S. Department of State, or (b) the United Nations Security Council, the European Union, any European Union Member State or His Majesty’s Treasury of the United Kingdom.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Security Incident” means any (i) accidental, unlawful or unauthorized access, use, loss, exfiltration, disclosure, alteration, destruction, encryption or compromise of Personal Information or confidential information; (ii) accidental, unlawful or unauthorized occurrence or series of related occurrences on or conducted through the Company Systems that jeopardizes the confidentiality, integrity, or availability of the Company Systems or any Personal Information or confidential information stored or otherwise Processed therein; or (iii) occurrence that constitutes a “data breach,” “security breach,” “personal data breach,” “security incident,” “cybersecurity incident,” or any similar term under any applicable Law.

“Service Provider” means any current or former employee, officer, director, manager, individual consultant, individual independent contractor or other individual service provider of the Company or any of its Subsidiaries.

“Software” means all software (including related assemblers, applets, compilers, source code, object code, intermediate/byte code, executable code, specifications, embodiments of algorithms, tools, user interfaces, data and databases (including scripts required to build and/or maintain such databases), firmware and related documentation), together with any error corrections, updates, modifications or enhancements thereto, in both machine-readable form and human-readable form.

“Subsidiary” of Parent, the Company or any other Person means any corporation, limited liability company, partnership, joint venture or other legal entity of which Parent, the Company or such other Person, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, a majority of the capital stock or other Equity Interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, limited liability company, partnership, joint venture or other legal entity, or otherwise owns, directly or indirectly, such capital stock or other Equity Interests that would confer control of any such corporation, limited liability company, partnership, joint venture or other legal entity, or any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the Exchange Act.

“Superior Proposal” means any bona fide written Acquisition Proposal for an Acquisition Transaction on terms that the Company Board (or any committee thereof) has determined in good faith (after consultation with its financial advisor and outside legal counsel), taking into account all legal, financial, business, regulatory and other aspects of such Acquisition Proposal that the Company Board or such committee determines in good faith to be relevant, is more favorable, from a financial point of view, to the Company Stockholders (in their capacity as such) than the Merger and that, if accepted, would reasonably be expected to be completed on the terms set forth therein. For purposes of the reference to an “Acquisition Proposal” and “Acquisition Transaction” in this definition, all references to “20%” in the definition of “Acquisition Transaction” will be deemed to be references to “50%.”

“Tax Authority” means any Governmental Entity having or purporting to exercise jurisdiction with respect to any Tax.

“Tax Receivable Agreement” means that certain Income Tax Receivable Agreement, dated as of September 29, 2021, by and among the Company and the TRA Parties, as amended, restated, supplemented or otherwise modified from time to time.

“Tax Return” means any report, return (including information return), claim for refund, statement or declaration relating to Taxes or the administration of any Tax Law filed or required to be filed with a Governmental Entity, including any schedule or attachment thereto, and including any amendments thereof.

“Taxes” means all taxes, duties, assessments and other charges in the nature of a tax imposed by any Governmental Entity, including, income, franchise, premium, windfall or other profits, gross receipts, real property, personal property, sales, use, goods and services, net worth, capital stock, business license, occupation, commercial activity, customs duties, alternative or add-on minimum, payroll, employment, social security, disability, workers’ compensation, unemployment compensation (including health, workers’ compensation, and pension insurance), excise, estimated, withholding, ad valorem, stamp, transfer, registration, value-added tax, and any interest, penalty or additional amounts imposed by a Governmental Entity with respect thereto.

“Third Party” shall mean any Person other than Parent, Merger Sub or their respective affiliates.

“TRA Parties” means the Persons defined as the “TRA Parties” in the Tax Receivable Agreement.

“Trade Controls” means (a) all applicable trade, export control, import, human rights laws and regulations and antiboycott laws and regulations imposed, administered or enforced by the U.S. government, including the Arms Export Control Act (22 U.S.C. § 1778), the International Emergency Economic Powers Act (50 U.S.C. §§ 1701–1706), Section 999 of the Internal Revenue Code, the U.S. customs laws at Title 19 of the U.S. Code, the Export Control Reform Act of 2018 (50 U.S.C. §§ 4801-4861), the International Traffic in Arms Regulations (22 C.F.R. Parts 120-130), the Export Administration Regulations (15 C.F.R. Parts 730-774), the U.S. customs regulations at 19 C.F.R. Chapter 1, and the Foreign Trade Regulations (15 C.F.R. Part 30), and (b) all applicable trade, export control, import and antiboycott laws and regulations imposed, administered or enforced by any other country where the Company operates.

“Treasury Regulations” means Treasury regulations promulgated under the Code.

“Union” means any union, employee association, works council or any other labor organization.

“Written Consent” means the Principal Stockholders Written Consent.

“Willful and Material Breach” means a material breach by a party of this Agreement that is a consequence of an act or an omission undertaken or omitted by the breaching party with the actual knowledge that the taking of such act or omission would result in such breach; it being acknowledged and agreed, without limitation, that any failure by any party to consummate the Merger and the other Transactions after the applicable conditions thereto have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, which conditions would be capable of being satisfied at such time) will constitute a Willful and Material Breach of this Agreement.

8.5 Terms Defined Elsewhere. The following table sets forth the terms that are defined elsewhere in this Agreement:

Agreement	Preamble
Alternative Acquisition Agreement	Section 5.3(a)
Book-Entry Shares	Section 2.2(b)(ii)
Capitalization Date	Section 3.2(a)
Certificate of Merger	Section 1.2
Certificates	Section 2.2(b)(i)
Closing	Section 1.2
Closing Date	Section 1.2
Common Stock	Recitals
Company	Preamble
Company Benefit Plan	Section 3.11(a)
Company Board	Recitals
Company Board Recommendation	Section 3.3(b)
Company Board Recommendation Change	Section 5.3(c)(i)

Company Bylaws	Section 3.1
Company Charter	Section 3.1
Company Disclosure Letter	Article 3
Company Equity Plans	Section 2.4(d)
Company Lease Agreement	Section 3.16(a)(vi)
Company Leased Real Property	Section 3.14(a)
Company Material Contracts	Section 3.16(b)
Company Option	Section 2.4(a)
Company Preferred Stock	Section 3.2(a)
Company Product	Section 3.9(c)(i)
Company Registered Intellectual Property	Section 3.17(a)
Company Related Parties	Section 7.3(d)
Company RSU Award	Section 2.4(b)
Company SEC Documents	Section 3.5(a)
Company SEC Financial Statements	Section 3.5(c)
Company Stockholder Approval	Section 3.3(c)
Company Stockholders	Recitals
Company Systems	Section 3.17(f)
Company Termination Fee	Section 7.3(a)
Confidentiality Agreement	Section 5.2
Continuing Employee	Section 5.8(a)
D&O Insurance	Section 5.9(c)
Data Partners	Section 3.18(a)
Delisting Period	Section 5.13
DGCL	Recitals
Dissenting Shares	Section 2.3
DPA	Section 3.9(g)
Effective Time	Section 1.2
Employment Laws	Section 3.12(d)
Extended Outside Date	Section 7.1(c)
Indemnitee	Section 5.9(a)
Information Statement	Section 5.4(b)
Initial Outside Date	Section 7.1(c)
Labor Agreement	Section 3.12(a)
Merger	Recitals
Merger Consideration	Section 2.1(a)
Merger Sub	Preamble
Notice Period	Section 5.3(d)(i)(B)
Other Required Approvals	Section 6.1(d)
Parent	Preamble
Parent Disclosure Letter	Article 4
Parent Subsidiary	Section 1.1(a)
Paying Agent	Section 2.2(a)
Permits	Section 3.10
Principal Stockholders Written Consent	Section 3.3(d)
Privacy Policy	Section 3.18(a)

Privacy Requirements	Section 3.18(a)
Protection Period	Section 5.8(a)
Relevant Business	Secton 5.5(e)
Sarbanes-Oxley Act	Section 3.5(b)
Share	Recitals
Surviving Corporation	Section 1.1(a)
TRA Waiver and Amendment	Recitals
Transactions	Recitals
WARN Act	Section 3.12(c)

8.6 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect, in any way, the meaning or interpretation of this Agreement.

8.7 Severability. If any term or other provision (or part thereof) of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, conditions and provisions of this Agreement (or parts thereof) shall nevertheless remain in full force and effect and shall in no way be so long as the economic or legal substance of the Transactions is not affected, impaired or invalidated in any manner materially adverse to any party. Upon such determination that any term or other provision (or part thereof) is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law and in a mutually acceptable manner to the end that the Transactions are fulfilled to the extent possible.

8.8 Entire Agreement.

(a) This Agreement (together with the Exhibits and the other documents delivered pursuant hereto) and the Confidentiality Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein or therein, are not intended to confer upon any other Person any rights or remedies hereunder or thereunder.

(b) The Company Disclosure Letter and the Parent Disclosure Letter are “facts ascertainable” as that term is used in Section 251(b) of the DGCL, and do not form part of this Agreement.

8.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of Law or otherwise), without the prior written consent of each of the other parties, and any attempt to make any such assignment without such consent shall be null and void; provided, however, that, Parent and Merger Sub will have the right to assign all or any portion of their respective rights and obligations pursuant to this Agreement to any of their respective affiliates; provided, further, that, no such assignment shall relieve Parent or Merger Sub of its obligations hereunder or impose any delay or cause any detriment in the parties’ ability to consummate the Transactions. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

8.10 No Third-Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the parties and their respective successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than pursuant to (a) Section 5.9 and Section 7.3 or (b) the rights of the Company, on behalf of the Company’s stockholders (each of which are third-party beneficiaries of this Agreement solely to the extent required for the provision to be enforceable) to pursue specific performance as set forth in Section 8.14 or, if specific performance is not sought or granted as a remedy, seek damages (in which case the aggrieved party shall be entitled to seek all rights and remedies available at law or in equity, including for the avoidance of doubt, in the case of the Company, damages based on the loss of premium offered to each holder of Common Stock, which damages the Company shall be entitled to retain) in the event of fraud or Willful and Material Breach of any provision of this Agreement (it being agreed that in no event shall any stockholder of the Company or Parent be entitled to enforce any of their rights, or any of the parties’ obligations, under this Agreement directly in the event of any such breach, but rather that the Company shall have the sole and exclusive right to do so in its sole and absolute discretion, as agent for the Company’s stockholders), and the Company or Parent, as applicable, may retain any amounts obtained in connection therewith on any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

8.11 Mutual Drafting; Interpretation. Each party has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision. For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders. As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” The phrases “the date of this Agreement” and “the date hereof” and terms or phrases of similar import shall be deemed to refer to the date set forth in the Preamble, unless the context requires otherwise. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date). Terms defined in the text of this Agreement have such meaning throughout this Agreement, unless otherwise indicated in this Agreement, and all terms defined in this Agreement shall have the meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. Any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date). As used in this Agreement, references to a “party” or the “parties” are intended to refer to a party to this Agreement or the parties to this Agreement. The words “made available to Parent” and words of similar import refer to documents (a) posted to the data room maintained by the Company or its Representatives in connection with the Transactions, (b) delivered in person or electronically to Parent, Merger Sub or any of their respective Representatives or (c) that are publicly available in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC, in each case, prior to 6:00 p.m. Eastern Time on the date of this Agreement. The words “ordinary course of business” are deemed to be followed by the words “consistent with past practice.” Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes and Schedules to this Agreement. All references in this Agreement to “$” are intended to refer to U.S. dollars. Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive, and the words “shall” and “will” have the same meaning. Whenever this Agreement refers to a number of days, such number refers to calendar days, unless Business Days are specified. Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day.

8.12 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a) This Agreement and all claims and causes of action arising in connection herewith shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to Laws that may be applicable under conflicts of laws principles (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(b) Each of the parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, in the event such court does not have jurisdiction, Federal court of the United States of America, sitting in Delaware, and any appellate court from any thereof, in any Proceeding arising out of or relating to this Agreement or the Transactions, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such Proceeding, except in such courts; (ii) agrees that any claim in respect of any such Proceeding may be heard and determined in such Delaware State court or, to the extent permitted by Law, in such Federal court; (iii) waives, to the fullest extent it may legally and effectively do so, any objection it may now or hereafter have to the laying of venue of any such Proceeding in any such Delaware State or Federal court; and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Proceeding in any such Delaware State or Federal court. Each of the parties agrees that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 8.3. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (iii) IT MAKES SUCH WAIVERS VOLUNTARILY AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.12(c).

8.13 Counterparts. This Agreement may be signed in any number of counterparts, including by facsimile or other electronic transmission, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect, and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.

8.14 Specific Performance. The parties hereto agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached (including failing to take such actions as are required by the parties hereunder to consummate the Transactions), irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur, and, accordingly, (a) the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at law or in equity; (b) the parties waive any requirement for the securing or posting of any bond or proof of actual damages in connection with the obtaining of any specific performance or injunctive relief; and (c) the parties will waive, in any action for specific performance, the defense of adequacy of a remedy at law and the defense that any award or specific performance is not an appropriate remedy for any reason at law or in equity. Subject to Section 7, the Company’s, Parent’s or Merger Sub’s pursuit of specific performance at any time will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such party may be entitled, including the right to pursue remedies for liabilities or damages incurred or suffered by the other party in the case of a breach of this Agreement involving a Willful and Material Breach.

[Signature page follows]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers or managers thereunto duly authorized.

Parent:

HENKEL US OPERATIONS CORPORATION

/s/ Bjoern Jackisch
Name:	Bjoern Jackisch
Title:	President

/s/ Martijn de Regt
Name:	Martijn de Regt
Title:	Chief Financial Officer

Merger Sub:

MARGOT ACQUISITION MERGER SUB, INC.

/s/ Philipp Schaffer
Name:	Philipp Schaffer
Title:	President

/s/ Martijn de Regt
Name:	Martijn de Regt
Title:	Chief Financial Officer

[Signature Page to Agreement and Plan of Merger]

The Company:

OLAPLEX HOLDINGS, INC.

By:	/s/ Amanda Baldwin
Name: Amanda Baldwin
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

FORM OF WRITTEN CONSENT

EXHIBIT B

FORM OF

CERTIFICATE OF INCORPORATION

OF SURVIVING CORPORATION

EXHIBIT C

FORM OF BYLAWS

OF SURVIVING CORPORATION